UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Emergent Health Corp.

(Exact name of registrant as specified in its charter)

Nevada	5122	20-8944630
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2424 North Federal Highway

Suite 257

Boca Raton, FL 33431

Telephone: 561 961 4344

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Laughlin Associates, Inc.

9120 Double Diamond Parkway

Reno, NV 89521

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jeffrey G. Klein. P.A.

301 Yamato Road

Suite 1240

Boca Raton, FL 33498

Telephone: (561)953-1126

Email: jklein@jkleinlegal.com

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Convertible Notes (1)	$7,500,000	(1)	$7,500,000		$871.50
Common Shares Underlying Notes (2)	10,000,000	(2)	$7,500,000	(3)	$0	(4)

———————

(1)	Includes $7,500,000 of 12% convertible promissory notes.
(2)

Includes 10,000,000 shares of common stock issuable upon conversion of the convertible promissory notes at the price of $0.75 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3)

Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the convertible promissory notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

(4)	Calculated in accordance with Rule 457(a) under the Securities Act of 1933, as amended (the "Securities Act").

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2015

EMERGENT HEALTH CORP.

$7,500,000 OF CONVERTIBLE NOTES
10,000,000 SHARES OF COMMON STOCK UNDERLYING THE NOTES
$3,750,000 Common Stock Purchase Warrants

Emergent Health Corp. ("we", "us", or the "Company"), a Nevada corporation, is offering for sale a maximum of $7,500,000 of convertible notes (the "Notes"). Each Note matures twenty four months following the date of issuance and bears interest at the rate of 12% per year. Interest on the Notes accrues until the maturity date. At the Maturity Date, principal plus accrued interest may be paid in cash or common stock in the Company's sole and absolute discretion. The conversion price for shares of our common stock is $.75 per share. Note holders will also be issued a warrant to purchase one half share of our common stock at $1.00 per share for a period of three years. The number of warrants issued to the Note holders will equal to the dollar amount of each Note. We are not registering the underling common stock purchase warrants. The minimum investment in the Notes that we will accept is $25,000 principal amount. The aggregate offering price of all Notes being offered by us is $7,500,000.

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding twenty four (24) months after issuance. The conversion price of the Notes will be $0.75 per share. The Company may, at its option elect to convert the Notes in whole or in part at any time if our common shares trade with a daily closing price of $2.00 per share for 30 consecutive trading days.

The notes are not secured by any Company assets.

We will retain the proceeds from the sale of the Notes that are sold by us or participating broker dealers. The offering is being conducted on a best efforts, no minimum basis. This prospectus will permit our officers and directors to sell the Notes directly to the public, with no commission or other remuneration payable to them for any Notes they may sell. The Company may also use the services of registered broker-dealers and pay a commission of 10% of the proceeds raised by these broker-dealers. We may not sell the Notes to the public until this registration statement is declared effective by the Securities and Exchange Commission (the "SEC").

We have no arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from sales of the Notes to the public by us pursuant to this offering will be immediately available to us for our use and retained by us regardless of whether or not there are any additional sales under this offering. You will not have the right to withdraw your funds after purchasing the Notes. We may offer and sell these Notes through the method described under "Plan of Distribution" in this prospectus. We will pay all expenses of this registration statement.

Below is a summary of the proceeds from the sale of the Notes after calculating payment of commissions of $750,000 and offering expenses of $80,000 but excluding any proceeds that may be received from the sale of our warrants.

Percentage of Notes Sold	Notes Sold	Gross Proceeds to Company	Net Proceeds After Brokerage Commissions and Offering expenses(1)(2)
25%	1,875,000	$1,875,000	$1,607,500
50%	3,750,000	$3,750,000	$3,295,000
75%	5,625,000	$5,625,000	$4,982,500
100%	7,500,000	$7,500,000	$6,670,000

The offering will terminate upon the earlier to occur of: (i) the sale of all of the Securities being offered, or (ii) 365 days after this registration statement is declared effective by the SEC.

(1)

We may retain the services of licensed broker/dealers and compensate these broker/dealers with a cash commission of up to 10% of the proceeds raised by the broker/dealer. To the extent that the Securities are sold by our officers or directors, no commissions will be paid. We have assumed $80,000 in non-commission offering expenses.

(2)

We are offering the Securities on a "best efforts" no minimum basis.

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these Securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover.

Our common stock is quoted by OTC Markets OTC Link with an OTC Pink tier under the ticker symbol "EMGE." Our most recent closing stock price, as of February 6, 2015, was $0.75 per share.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended.

An investment in our Securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February __, 2015

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary sets forth the material terms of this offering, but does not contain all of the information you should consider before investing in our notes. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision to purchase our notes, especially the risks of investing in our notes discussed in the section entitled "Risk Factors" in this prospectus supplement as well as the financial statements and notes to those financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

"We," "us," "our company," "our," "Emergent Health" and the "Company" refer to Emergent Health Corp., a Nevada Corporation.

Corporate History

We were incorporated, under the name Rolling Stone Retirement Community, Inc. on April 27, 2006, under the laws of the State of Nevada. Pursuant to an agreement dated January 18, 2007, John V. Cappello and Associates, Inc., (JVC), acting as an agent for its designees purchased 95% of the outstanding shares of the issuer's predecessor, Rolling Stone Retirement Community, Inc., which it then distributed to its designees. Upon purchase, John Cappello became our sole officer and director and our business plan became the development and distribution of nutritional and dietary products developed by Dr. Cappello. On May 20, 2007, we amended our corporate charter to change our name from "Rolling Stone Retirement Community, Inc." to "Emergent Health Corp." Our common shares are quoted by the OTC Markets OTC Link with an OTC Pink Tier under the symbol "EMGE".

Pursuant to an agreement dated January 18, 2007, John V. Cappello and Associates (JVC) acting as an agent for its designees purchased 95% of the outstanding shares of our predecessor, Rolling Stone Retirement Community, Inc., which it then distributed to its designees.

On July 9, 2008, we authorized a 50:1 reverse split of its common shares, effective July 19, 2008. A new CUSIP Number 29100Q 209 was granted by NASDAQ. This action reduced the outstanding common shares of the Issuer from 10,279,216 to 206,101.

On January 31, 2008, we made a private placement of a paperless un- certificated Preferred Stock designated Series A. The Series A was for restricted convertible preferred stock priced at $1.00 per share and in the amount of $20,000 for 20,000 shares. It is to yield 7% payable annually on January 31 of each year. It has a conversion ratio of four shares of common for one share of Preferred. The purchaser is an accredited investor, namely; Hamilton Foundation. The Company has redeemed the Series A shares.

On July 24, 2008 we issued 18,000,000 common shares (restricted Rule 144 shares) to its majority shareholder Cappellos, Inc. for multiple past and future efforts dedicated to the success of the Issuer. These included: his non-compensation since inception; no future compensation to the detriment of Issuer's viability; a provision of patent license agreement with no upfront payment; delay of royalties until feasible for payment; and an agreement to continue ongoing support for the Company in consideration of the shares issued.

After the issuance of said shares the total common shares outstanding were 18,206,101.

On July 28, 2008, 1,600,000 shares of common stock were purchased by Seven Palm Investments, LLC (the "Purchaser") from the Issuer for a purchase price of $240,000. The outstanding shares then became 19,806,101. The Issuer had expected to receive payment after issuance of the shares. Due to the financial situation of the Purchaser, a Promissory Note was signed by the Purchaser on September 30, 2008 due June 30, 2009, or shares to be returned. The Note was carried as a questionable receivable on the footnotes of subsequent Balance Sheets. The Issuer sent several demand letters after June 30, 2009 to the Purchaser and full payment of $240,000 was received as of September 30, 2009. A Form D was filed with the Securities and Exchange Commission in August 2009 describing this sale of stock.

On December 31, 2009, an 11-10 forward split became effective increasing our outstanding common shares to 21,786,711.

On November 12, 2013, Emergent President, John V. Cappello (JVC), experiencing poor health and recognizing the need to attract new management, entered into a Stock Purchase Agreement with Parcae Capital Corporation (Parcae), a Massachusetts company, and Clover Capital Corp (Clover)., a Pennsylvania company controlled by Gregory McCauley. Parcae and Clover agreed to purchase 11,880,000 shares of common stock from JVC for $800,000, restructure the company, install new management, update the Company's books and records, have an audit of the Company's 2012 and 2013 financial statements performed and facilitate the filing of an S-1 Registration Statement with the SEC.

On May 29, 2014, we entered into a consulting agreement with Parcae and Clover. We issued 15,000,000 common shares in total to Parcae and Clover for their services. Their services include assistance with the closing of a May 30, 2014 Amended Stock Purchase Agreement, development of our business plan, accounting services, assisting with regulatory filings and assisting the Company with its capital formation activities.

On August 27, 2014, the Stock Purchase Agreement closed and Stephen Hussey and Kimberly Halvorson joined our management team. On September 13, 2014 John Launie was appointed the Company's Chief Financial Officer.

In December 2014, Scott Maguire Chairman, John Launie, Robert S. McCoy Jr., Dr. David P. Jones, and Kevin Harrington were elected to our Board of Directors. In connection therewith, on January 14, 2015, Stephen Hussey resigned as our chief executive officer, and on January 21, 2015 John Launie was appointed as our new President and Chief Executive Officer.

In November and December 2014, the Company raised $200,000.00 through a subscription agreement. The Company authorized the issuance of 930,000 shares of restricted Rule 144 common stock. The securities were exempt from registration under Section 4(2) of the Securities Act. All investors were accredited investors and were provided with all requested information before investing.

Our Business

We are engaged in the development and commercialization of nutritional products through approximately 950 distributors/customers who participate in our multi-level marketing program.

We have a website at www.emergenthealth.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

For the years ending December 31, 2013, and nine months ending September 30, 2014, we generated gross revenues of $1,540,712 and $712,847, respectively. We had net income of $121,027 and incurred a net loss of ($184,045) for the year ending December 31, 2013 and nine months ending September 30, 2014, respectively.

Our principal executive office is located at 2424 North Federal Highway, Suite 257, Boca Raton, FL 33431. Our telephone number is 561-961-4344.

Risk Factors

An investment in our securities involves a high degree of risk. You are urged to see the principal risk factors that we have identified under the heading "Risk Factors".

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;
•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;
•	Reduced disclosure about the emerging growth company's executive compensation arrangements; and
•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. We have elected not to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

For more details regarding this exemption, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE OFFERING

Issuer	Emergent Health Corp.

Securities Offered by the Company	$7,500,000 Aggregate Principal Amount convertible notes and $3,750,000 warrants exercisable at $1.00 per share

Shares Issuable Upon Conversion of Notes	10,000,000 Common Shares Underlying the Notes.

Shares Issuable Upon exercise of warrants	3,750,000

Conversion Price Per Share	$0.75 per share

Exercise Price per Warrant	$1.00 per share

Shares of Common Stock Outstanding Before the Offering	41,930,000

Shares of Common Stock Outstanding After Offering But Before the Conversion of the Notes.	41,930,000

Total Common Shares Outstanding After the Offering Assuming Conversion of All Notes	51,930,000

Total Common Shares Outstanding After the Offering Assuming the Exercise of Warrants and Conversion of Notes	55,680,000

Maturity Date

The Principal Amount of the Notes and any accrued but unpaid interest shall be due and payable on the earlier of the Maturity Date: (i) the date which is twenty four (24) Months after issuance; or (ii) an Acquisition Transaction which shall mean the sale of all or substantially all of the Company's assets or equity securities (by merger, acquisition, or otherwise).

Interest

The notes will bear interest at a rate of 12% per annum payable on the Maturity Date. Interest will accrue on the Notes from, and including, the investment date of each respective note, to, but excluding the Maturity Date. We will pay interest on the Notes on the basis of a 360-day year consisting of twelve 30-day months.

Minimum Investment	$25,000 principal amount

Conversion Rights of Note Holders

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding the date which is twenty four (24) months after issuance.

Upon conversion of a note, we will satisfy our conversion obligation by delivering shares of our common stock to the holder.

Exercise Rights of Warrant Holders

Each whole warrant is exercisable for a period of three years following the date of issuance. The Exercise Price of each warrant is $1.00 per share.

Upon exercise of a warrant, we will satisfy our issuance obligation by delivering shares of our common stock to the holder.

Issuer's Forced Conversion Option

We may, at our option, elect to convert the Notes in whole or in part at any time if our common shares trade with a daily closing price of $2.00 per share for 30 consecutive trading days. In such event the Notes will convert into our common shares at the price of $0.75 per share subject to adjustment in the event of a recapitalization or reorganization. See "Description of the Notes - Our Conversion Option."

No Redemption	The Notes are not redeemable.

Sinking Fund	No "sinking fund" is provided for the Notes.

Ranking

As of February 6, 2015, on an as adjusted basis after giving effect to this offering, we would have had approximately $7,500,000 in outstanding indebtedness. The Notes are unsecured and will not rank senior to any other indebtedness.

Events of Default

Except as described under "Description of the Notes - Events of Default", if an event of default of the Notes occurs, the principal amount of such note plus accrued and unpaid interest may be declared immediately due and payable, subject to certain conditions set forth in the Note. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving Emergent Health Corp.

Absence of a Public Market for the Notes and Warrants

The Notes and Warrants are new securities and there is currently no established market for the Notes or Warrants. We do not intend to apply for a listing of the Notes or Warrants on any securities exchange or any automated dealer quotation system.

Terms of the Offering	We, through our officers and directors, will sell the Notes upon effectiveness of this registration statement.

Trading Market	Our common stock is quoted on the OTC Pink Sheets under the trading symbol "EMGE".

Use of Proceeds

If the offering is fully subscribed, we estimate that the net proceeds from this offering will be approximately $6,670,000.

We intend to use approximately $720,000 of the net proceeds from this offering to pay Operating Expenses. See "Use of Proceeds".

Complete Description of Notes and Warrants	For a more complete description of the Notes, see "Capital Stock"

Financial Summary

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

	For the twelve months ended December 31, 2013	For the nine months ended September 30, 2014
Statement of Operations
Revenues	$1,540,712	$712,847
Cost of Revenues	$260,794	$118,197
Gross Profit	$729,041	$243,715
Total Operating Expense	$539,855	$429,003
Other Income	$1,841	$1,243
Net income (loss)	$121,027	$(184,045)

Balance Sheet
Total Assets	$1,032,465	$1,028,427
Total Liabilities	$75,186	$105,193
Retained Earnings	$471,279	$287,234
Total Stockholders' Equity	$957,279	$923,234
Total Liabilities and Stockholders' Equity	$1,032,465	$1,028,427

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to an investment in the Notes. The statements contained in or incorporated herein that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, you may lose all or part of your investment.

The risks and uncertainties described below are not the only ones we face. Additional risk factors and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business could be materially adversely affected, in such case, we may not be able to proceed with our planned operations and you may lose your entire investment.

We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Risks Related to Our Financial Condition

It is possible investors may lose their entire investment.

Prospective investors should be aware that if we are not successful in our endeavors, your entire investment in the Company could become worthless. Even if we are successful, there can be no assurances that we will generate sufficient cash flow to honor our financial conditions as set forth in the Notes.

We may not be successful in developing profitable business operations.

We are a developmental stage company. We will be dependent upon the expansion of our distribution network and product acceptance in order to finance ongoing operations and to satisfy our debt obligations. Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered with a developmental stage company competing in a market with competitors with broad brand recognition and significant capital to support and promote their products. There is nothing at this time on which to base an assumption that our business operations will be successful in the long-term. Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;
•	success of in developing and marketing our products
•	demand for our products;
•	the health of our economy and use of discretionary income;
•	the level of completion;
•	our ability to attract and maintain key management and employees.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund our planned growth. We may be unable to obtain additional capital when required. Future business development activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our stockholders. Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in our industry in particular) national unemployment rates and the departure of key employees. Further, economic downturns will likely decrease our revenues. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

Expenses required to operate as a public company will reduce funds available to develop our business and could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

Operating as a public company is more expensive than operating as a private company, including additional funds required to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. We may also be required to hire additional staff to comply with additional SEC reporting requirements. We anticipate that these costs will be approximately $60,000 annually. Our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our results of operations, cash flow and financial condition. If we fail to meet these requirements, we will be unable to secure a qualification for quotation of our Notes or Common Stock on the OTC Markets OTCQB, or if we have secured a qualification, we may lose the qualification and our Notes would no longer trade on the OTC Markets OTCQB. Further, if we fail to meet these obligations and consequently fail to satisfy our SEC reporting obligations, investors will then hold Notes in a company that does not provide the disclosure available in quarterly, annual reports and other required SEC reports that would be otherwise publicly available.

Our cash flow may not be sufficient to y to satisfy contractual obligations as set forth in the Debentures.

Unless we significantly expand operations and increase our available cash reserves, it is unlikely that we will be able to satisfy the terms and conditions of the convertible notes which will result in a default. If we default on these obligations, we may be required to file for protection from our investors and other creditors. Should this happen, you may lose your entire investment.

Risks Related to Our Business

We purchase 100% of our raw materials from one supplier and 84% of our finished goods from one supplier.

During the year ended December 31, 2013, and the nine months ended September 30, 2014, we purchased 100% of our raw materials from one supplier and 84% of our finished goods from one supplier. A shortage in the supply of key raw materials used in our products could increase our costs or adversely affect our sales and revenues. Our inability to obtain adequate supplies of raw materials in a timely manner or a material increase in the price of the raw materials used in our products could have a material adverse effect on our business, financial condition and results of operations.

If the products we sell do not have the healthful effects intended, our business may suffer. Could lead to government sanctions people if product does not work.

In general, our products contain food, vitamins, minerals and nutritional supplements which are classified in the United States as "dietary supplements" and do not currently require approval from the FDA or other regulatory agencies prior to sale. Many of our products contain innovative ingredients or combinations of ingredients. There is little long-term experience with human or other animal consumption of certain of these ingredients or combinations thereof in concentrated form. Our products could have certain side effects if not taken as directed or if taken by a consumer that has certain medical conditions. Furthermore, there can be no assurance that any of the products, even when used as directed, will have the effects intended or will not have harmful side effects.

Expanding our distribution network program will be a significant element of our growth strategy.

We will rely on participants in our Network Marketing program to distribute a significant portion of our products. We have been able to draw approximately 950 distributors/customers to our program. However, we must significantly increase the number of distributors to significantly expand our business model. A significant element of our growth strategy will be to secure network members who will drive sales of our products. Even with an expanding network program in place, there can be no assurance that we will expand our presence in all markets. We may not be able to develop, maintain, motivate, retain or sustain our network. If our Network program is not successful, our operations will be adversely affected.

Our success will depend on external factors in the nutritional and dietary supplement industries.

The success of our current and planned products is highly unpredictable and success depends on identifying and reaching ever evolving consumer tastes and desires. The commercial success of a nutritional supplement also depends upon:

•	the quality and acceptance of other competing brands and products;
•	creating effective distribution channels and brand awareness;
•	critical reviews;
•	the availability of alternatives;
•	general economic conditions; and
•	other tangible and intangible factors.

The scientific support for our products is subject to uncertainty.

Our research, scientific knowledge and clinical testing supporting the nutritional benefits of our products is an essential element of our ability to legally market our products. We believe that our own findings, the results of the third party studies performed and our research are sound and that we have a reasonable basis to rely on them in marketing our products. There is, however, the risk that new or undiscovered information may become available that may undermine or refute our scientific support. A reduction in the credibility of our scientific support for the nutritional benefits of our products could have a material adverse effect on our operations and financial conditions.

If our products do not achieve the expected results, we may face litigation from customers and government regulators.

We cannot guarantee that all customers will benefit from the use of our products. However, if a large number of clients do not achieve quantifiable results from the use of our products, we may be subject to lawsuits or regulatory sanctions regarding the benefits of our products.

There is no third party oversight over the manufacturer of our products.

Are products are manufactured in an FDA approved facility. While these facilities are inspected by the FDA, FDA inspections may not be conducted on a regular basis. As such, there can be no assurance that the FDA will identify any contaminants in our manufacturer. Further we do not have an independent third party to regularly inspect the facility nor does management regularly visit the facility to conduct a quality control review. As such, there is a risk that the quality of our products may decline, contaminants may exist in the manufacturing process. Should this happen, we may face litigation or an FDA investigation.

We may be exposed to material product liability claims, which could increase our costs and adversely affect our reputation and business.

As a distributor of products intended for human consumption, we are subject to product liability claims if the use of our products for others is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as dietary and nutrition supplements and in most cases are not subject to pre-market regulatory approval in the United States or internationally. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur.

Our insurance coverage may not be sufficient to cover our legal claims or other losses that we may incur in the future.

We maintain insurance in the amount of $1,000,000 from insurance carrier AIG for product liability to protect ourselves against potential loss exposures. There is no assurance that our insurance will be sufficient to cover any claims that are asserted against us. In the future, insurance coverage may not be available at adequate levels or on adequate terms to cover potential losses, including on terms that meet our customer's requirements. If insurance coverage is inadequate or unavailable, we may face claims that exceed coverage limits or that are not covered, which could increase our costs and adversely affect our operating results.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brand.

We have invested resources to protect our brands and intellectual property rights. However, we may be unable or unwilling to strictly enforce our intellectual property rights, including our trademarks, from infringement. Our failure to enforce our intellectual property rights could diminish the value of our brands and product offerings and harm our business and future growth prospects.

We may be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to sell some of our products.

Our industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in protracted and expensive litigation for several companies. Third parties may assert claims of misappropriation of trade secrets or infringement of intellectual property rights against us or against our end customers or partners for which we may be liable.

As our business expands, the number of products and competitors in our markets increases and product overlaps occur, infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we would be successful in defending ourselves against intellectual property claims. Further, many potential litigants have the capability to dedicate substantially greater resources than we can to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing products or performing certain services.

If we fail to develop our brand names cost-effectively, our business may be adversely affected.

The success of our products marketed under our brand names is dependent upon the effectiveness of our marketing efforts. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building the brands. If we fail to successfully promote and maintain our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

We are required to make quarterly royalty payments.

We own the exclusive rights to distribute our products in the United States. We are required to make royalty payments on our Net Sales (Gross sales less taxes and freight). If we fail to pay the required royalties or do not meet minimum sales and royalty payments, our Licensor can terminate the license agreement in which case our operations will terminate.

Sales of our each product must increase 15% per annum or we may lose the right to distribute that product.

Sales of each product must increase 15% per annum. If product sales do not exceed 15% of the prior year's sales, the Licensor has the right to terminate the license as to that product or we may forfeit the exclusive right to market that product.

Adverse publicity or consumer perception of our products and any similar products distributed by others could harm our reputation and adversely affect our sales and revenues.

We believe we are highly dependent upon positive consumer perceptions of the safety and quality of our products as well as similar products distributed by other nutrition supplement companies. Consumer perception of nutrition supplements and our products in particular can be substantially influenced by scientific research or findings, national media attention and other publicity about product use. Adverse publicity from these sources regarding the safety, quality or efficacy of nutritional supplements and our products could harm our reputation and results of operations. The mere publication of news articles or reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on our business, financial condition and results of operations, regardless of whether such news articles or reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

We are in competition with companies that are larger, more established and better capitalized than we are.

The nutritional and dietary supplement industries are highly competitive, rapidly evolving and subject to constant change. The number of competitors in both industries is virtually endless. We expect that if our products establish a market niche, competition will arise from a variety of sources, from large multinationals like GNC and Vitamin World, to the myriad of other smaller national and regional dietary and nutritional supplements.

Many of our potential competitors have:

•	greater financial, technical, personnel, promotional and marketing resources;
•	longer operating histories;
•	greater name recognition; and
•	larger consumer bases than us.

We face competition in the health food channel from a limited number of large nationally known companies, multi-level marketers, private label brands and many smaller distributors of dietary and nutrition supplements and in the mass-market distribution channel and others. Mass-market chains represent substantial sources of income for our competitors and the mass-market merchants often support their own labels at the expense of other brands. As such, the growth of our brands within food, drug, and general mass-market merchants is highly competitive and uncertain. If we cannot compete effectively, we may not be profitable.

We believe that existing industry competitors are likely to continue to expand their product offerings. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter both markets. We cannot be certain that we will be able to compete successfully in this extremely competitive market.

If we are unable to develop and later market our products under development in a timely manner or at all, or if competitors develop or introduce similar products that achieve commercialization before our products enter the market, the demand for our products may decrease or the products could become obsolete.

Our products will operate in competitive markets, where competitors may already be well established. We expect that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance. Competitors may succeed in developing or introducing similar products earlier than, obtaining regulatory approvals and clearances for such products before our products are approved and cleared, or developing more effective products. In addition, competitors may have products, which may achieve commercialization before our products enter the market.

We may experience greater than expected product returns, which might adversely affect our sales and results of operations.

Product returns are a customary part of our business. During the years ending December 31, 2013 and nine months ended September 30, 2014, we had product returns of $15,348 and $4,083, respectively. Products may be returned for various reasons, including expiration dates or lack of sufficient sales volume. Any increase in product returns could reduce our results of operations.

We may not be able to anticipate consumer preferences and trends within the diet and nutritional industry, which could negatively affect acceptance of our products by retailers and consumers and result in a significant decrease in our revenues.

The products sold under our brand names must appeal to a broad range of consumers, whose preferences cannot be predicted with certainty and are subject to rapid change. Products sold under our brand names will need to successfully meet constantly changing consumer demands. If our products are not successfully received by distributors and consumers, our business, financial condition, results of operations and prospects may be harmed.

The purchase of our products is discretionary, and may be negatively impacted by adverse trends in the general economy which would make it more difficult for us to sell our products.

Our business is affected by general economic conditions since our products are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, level of consumers' disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on our products may be adversely affected by changes in general economic conditions.

The success of our business depends on our ability to market and advertise our products effectively.

Our ability to establish effective marketing and advertising campaigns is the key to our success. Our advertisements promote our corporate image, our dietary and nutritional products and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new distributors for our products. Our marketing activities may not be successful in promoting the products we sell or pricing strategies or in retaining and increasing our distributor base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

We face uncertainty and costly compliance with government regulations.

The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by The Food and Drug Administration (hereinafter the "FDA") which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the "FDCA") and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. In addition, the Federal Trade Commission (hereinafter the "FTC") has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.

Compliance with applicable FDA and any state or local statute is critical. Although we believe that we will be in compliance with applicable statutes, there can be no assurance that, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These regulations could, however, require the reformation of our products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated.

Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (hereinafter the "FTCA"). Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for its products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. In addition, we are subject to regulation by the U.S. Food and Drug Administration (FDA) and the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

Risks Related To Our Management

Should we lose the services of John Launie, our president, Chief Executive Officer, Chief Financial Officer and Director, our financial condition and proposed expansion may be negatively impacted.

Our future depends on the continued contributions of John Launie, our Chief Executive Officer, Chief Financial Officer and Director who would be difficult to replace. The services of Mr. Launie are critical to our business and operations. Additionally, we do not maintain key man life insurance on him. Should we lose the services of Mr. Launie we may be unable to replace his services with equally competent and experienced personnel, our operational goals and strategies may be adversely affected, which will negatively affect our potential revenues.

We will incur additional costs and management time related expenses pertaining to SEC reporting obligations and SEC compliance matter and our management has no experience in such matters.

John Launie, our president, Chief Executive Officer, Chief Financial Officer and Director is responsible for managing and overseeing our business operations. He is also familiar with SEC reporting obligations and maintaining disclosure controls and procedures and internal control over financial reporting. These public reporting requirements and controls are new to our management and at times will require us to obtain outside assistance from legal, accounting or other professionals that will increase our costs of doing business. Should we fail to comply with SEC reporting and internal controls and procedures, we may be subject to securities law violations that may result in additional compliance costs or costs associated with SEC judgments or fines, both of which will increase our costs and negatively affect our potential profitability and our ability to conduct our business.

Because we do not have an audit, nominating or compensation committee, shareholders we will rely on the entire Board those decisions otherwise undertaken by committees of the Board of Directors. .

We do not have an audit, nominating or compensation committee. Our Board of Directors as a whole performs these functions. Because all members of our Board are not independent, potential conflicts of interest between the directors may create business decisions that may not be in the best interests of our shareholders. Until we have an audit committee or independent directors, there may less oversight of management decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

We may be unable to attract and retain qualified, experienced, highly skilled personnel, which could adversely affect our operations.

Our success depends to a significant degree upon our ability to attract, retain and motivate skilled and qualified personnel. As we become a more mature company, we may find recruiting and retention efforts more challenging. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively. The loss of any key employee, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our field could harm our business.

We are an "emerging growth company" and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make an investment in our securities less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find an investment in our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Risks Relating to the Note and Warrants

There is no trading market for the Notes and we do not intend to develop a trading market for the Notes in the future.

The Notes are new securities and there is currently no established market for the Notes. Accordingly, the Notes are an illiquid investment. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

We may be unable to repay the Notes.

We may not be able to refinance the principal and interest due on the Notes should we desire to do so and/or may not have generated enough cash from operations to meet the obligation to repay the Notes. There is no guarantee that we will be able to repay the outstanding principal and interest due on the Notes on the Maturity Date.

We have the right to force investors to convert the Notes at our option under certain circumstances.

We may, at our option, elect to convert the Notes in whole or in part at any time if our common shares trade with a daily closing price of $2.00 or more per share for 30 consecutive trading days. In such event the Notes will convert into our common shares at the price of $0.75 per share. See "Description of Notes". If we elect to exercise this option, you will not be entitled to continue to hold the Notes we select for conversion, such notes will be converted into shares of our common stock at the conversion price of $0.75 per share, and interest on the notes so converted will cease to accrue.

We have the right to pay accrued interest on the Notes in our common stock.

The Company may pay accrued interest due and owing on our stock in shares of our common stock at a conversion price of $.75 per share. You will receive restricted shares of our common stock. Restricted stock is not freely transferable. As such, there may not be liquidity in the common stock that we issue. Further, if the common stock is trading at less than the conversion price, it is unlikely that you will be able to sell these shares until the market price is greater than the conversion price of which there can be no assurance.

We have made only limited covenants in the Notes, and these limited covenants may not protect your investment.

The terms of the Notes do not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur secured indebtedness or indebtedness that is junior in right of payment to the Notes;
•	restrict our ability to issue securities that would be senior to our common stock
•	restrict our ability to repurchase our securities;
•	restrict our ability to pledge our assets; or
•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the Notes.

Furthermore, the Notes contain no protections in the event of many types of transactions, such as acquisitions, refinancing or recapitalizations that could substantially affect our capital structure and the value of the Notes and our common stock but will not require us to repurchase the Notes. For these reasons, you should not consider the Notes to be a high risk investment.

The Notes will not have any covenant restriction protections

The terms of the Notes do not restrict us or from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging our real or personal property or properties to secure any indebtedness or other financing. The terms of the Notes do not contain any provisions specifically intended to protect holders of the Notes in the event of a future leveraged transaction involving us.

If you hold the Notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold the Notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares, other than extraordinary dividends that our Board of Directors designates as payable to the holders of the Notes), but if you subsequently convert your Notes into common shares, you will be subject to all changes affecting the common shares. You will have rights with respect to our common shares only if and when we deliver common shares to you upon conversion of your Notes and, to a limited extent, under the conversion rate adjustments applicable to the Notes. For example, in the event that an amendment is proposed to our charter documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common shares that result from such amendment.

We may not be able to refinance the Notes if required or if we so desire.

We may need or desire to refinance all or a portion of the Notes or any other future indebtedness that we incur on or before the Maturity Date of the Notes. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

There is a credit risk associated with payment of the principal and interest on the Notes.

The likelihood that purchasers of the Notes will receive payments owing to them under the terms of the Notes will depend on our financial health and creditworthiness.

Our warrants have a term of three years.

Our warrants will expire three years from the date of issuance in which case they will become worthless.

We are not registering our warrants or the shares exercisable upon exercise of the warrants.

We are not registering our warrants or the shares of common stock exercisable upon exercise of the warrants. As such, if you exercise the warrants you will receive legended shares of our common stock. You will not be able to transfer the shares issuable upon exercise of the warrants except pursuant to Rule 144. There can be no assurance that you will be able to utilize Rule 144 and have the legend removed from the share certificates.

Risks Related to Our Common Stock

The offering price of the Notes should not be used as an indicator of the future market price of the Notes. The offering price bears no relationship to our actual value, and may make our shares difficult to sell.

The offering prince in the private offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. As such, investors may be unable to sell any Securities or make any profit from the investment.

Investors will experience dilution of the common shares issuable upon conversion of the Notes if we issue common shares in the future.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders and investors whose Notes are converted. We are currently authorized to issue an aggregate of 200,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share. We presently have 41,930,000 common shares and no preferred shares outstanding. As such, we may issue an additional 158,070,000 common shares and 20,000,000 preferred shares.

Our common stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell our Common Stock to raise money or otherwise desire to liquidate your shares.

Currently, the Company's common stock is quoted in the OTC Pink Tier and future trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTC stocks and certain major brokerage firms restrict their brokers from recommending OTC stocks because they are considered speculative, volatile and thinly traded. The OTC market is an inter-dealer market much less regulated than the major exchanges and our common stock is subject to abuses, volatility and shorting. Thus, there is currently no broadly followed and established trading market for the Company's Common Stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

Our Common Stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting the Company's competitors or the Company itself. In addition, the OTC is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Our common stock is considered a penny stock, which may be subject to restrictions on marketability and could cause investors to not be able to sell their shares if their Note is converted.

We are subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their Securities.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell the securities and may affect your ability to resell the Securities.

Clearing Brokers may Decline to Deposit the Shares in the Subscriber's Account.

Clearing brokers may decline to deposit a stock certificate for a security that (1) is a penny stock or (2) has stale or incomplete filings with the U.S. Securities and Exchange Commission (SEC) or with Canada's System for Electronic Document Analysis and Retrieval (SEDAR). Moreover, in the event that a company files with the OTCBB, Subscriber's clearing broker may decline to even consider depositing such company's securities. In addition to these conditions and limitations, the clearing broker may subject The Company's securities to additional review before accepting such securities for deposit. This review process may (1) take up to two weeks or longer, and (2) may include research into the Company or investors. . The characteristics that may trigger additional review include (1) low price of the security or securities under review; (2) large number of shares being deposited with clearing broker into your account.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors" above.

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

DESCRIPTION OF THE NOTES

The following information contains a description of the Notes being offered:

The summary of certain terms and provisions of the Notes set forth below is qualified in its entirety by reference to the detailed provisions of the Notes, the forms of which are filed with the registration statement, of which this prospectus is a part, as exhibits and incorporated herein by reference.

General

The Notes:

•	Will be issued in aggregate principal amount of $7,500,000
•	Are not secured and are not senior and will not be senior to any existing or future debt or other similar financing that we may incur
•	The Principal Amount of the Note and any accrued but unpaid interest shall be due and payable on the day prior to the close of business immediately preceding twenty four (24) months after issuance
•	The Notes are redeemable by us.
•	We will pay interest on the Notes at a rate of 12.00% per annum payable on the Maturity Date.
•

Are convertible into our common stock at the option of the holder at the price of $0.75 per share, at any time until Maturity under the conditions and subject to such adjustments as are described under "Conversion Rights" below

•

We may, at our option, elect to convert the Notes in whole or in part at any time if our common shares trade with a daily closing price of $2.00 per share for 30 consecutive trading days. In such event the Notes will convert into our common shares at the price of $0.75 per share subject to adjustment in the case of a reorganization or recapitalization.

•	At the Maturity Date, the principal amount of the Note plus accrued interest may be paid in cash or common stock at the then conversion price in the sole discretion of the Company.
•	Are represented physically by definitive notes in registered form.

Optional Conversion of the Holder

A holder of the Notes may convert any outstanding amount due on the Notes at any time until the Maturity Date into shares of our common stock at a conversion price of $0.75 per share of common stock (the "Conversion Price"). We will not issue any fraction of a share of common stock upon any conversion. Instead, we will round such fraction of a share of common stock down to the nearest whole share. We will pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of common stock upon conversion of the Notes. In general, conversion will result in the holder not receiving any additional interest which the holder could receive if it holds the Notes until the Maturity Date.

Mandatory Conversion

We may, at our option, elect to convert the Notes in whole or in part at any time if our common shares trade with a daily closing price of $2.00 per share for 30 consecutive trading days. In such event the Notes will convert into our common shares at the price of $0.75 per share.

Adjustment in the Conversion Price.

The Conversion Price will be adjusted in the case of any reorganization, recapitalization, stock split, reclassification or merger.

In case the Corporation shall: (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, then the Conversion Price shall be adjusted so that the Conversion Price of the Note shall be adjusted so that holder of the Note shall be entitled to receive the kind and number of Shares which the Holder would be entitled to receive had such Note been converted prior to the reorganization, recapitalization, stock split, reclassification or similar corporate action,. Any adjustment in the Conversion Price shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

Conversion Mechanics

To convert any portion of the Notes, the holder must deliver a conversion notice to us and, if required, surrender the Note to us as soon as practicable. Within one trading day following the date of receipt of a conversion notice, we will send a confirmation of receipt of the conversion notice to the holder of the Note and our transfer agent and, within three trading days following the receipt of the conversion notice, we will issue and deliver to the address as specified in the conversion notice, a certificate, registered in the name of the holder or its designee, for the number of shares of our common stock that the holder will be entitled to.

If a Note is physically surrendered for conversion and the outstanding principal of the Note is greater than the principal portion of the conversion amount being converted, then we will, within three trading days after receipt of the Note and at our own expense, issue and deliver to the holder a new Note representing the outstanding principal not converted. The person or persons entitled to receive the shares of our common stock issuable upon a conversion of the Note will be treated for all purposes as the record holder or holders of shares of our common stock on the conversion date.

Interest

We will pay interest on the Notes at a rate of 12.00% per annum payable on the Maturity Date. Interest will accrue on the Notes from, and including, the investment date of each respective note until the Maturity Date. We will pay interest on the Notes on the basis of a 360-day year consisting of twelve 30-day months.

Event of Default

Each of the following constitutes a default under the Notes:

•	we fail to make payment under this Note within ten (10) days of the Maturity Date;
•

the commission of any act of bankruptcy by us, the execution by us of a general assignment for the benefit of creditors, the filing by or against us of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property our assets;

•	we fail to pay when due any other indebtedness (other than indebtedness incurred in the ordinary course of business), when such failure continues after any applicable grace period; and
•	our material breach of this Note and such breach is not cured within thirty (30) days after the date our management becomes aware of such breach.

Upon an Event of Default of the Notes, the Holder may declare all amounts of principal and interest immediately due and payable. Interest shall accrue from the date of any Event of Default on the amount in default at a rate of eighteen percent (18%) per annum, not to exceed the highest lawful rate. We will reimburse the Holder for any reasonable costs and attorneys' fees incurred by the Holder in connection with the enforcement or preservation of any rights or remedies under the Note. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Company under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Holder is entitled to recover costs and reasonable attorneys' fees incurred by the Holder related to the preservation, protection, or enforcement of any rights of the Holder in such a case. As used herein, "attorneys' fees" includes the allocated costs of the Holder's in-house counsel.

Covenants and Restrictions

The Notes contain the following additional terms and conditions:

•	All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing.
•	Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.
•

Prepayment of the Note may be made at any time without penalty. This Note is senior in right of payment to all other debt. In the event the Notes come due and we are unable pay off all principal and accrued but unpaid interest on the Notes, then Holder hereby agrees that all then outstanding Notes shall be repaid proportionately in accordance with the amount of principal plus accrued but unpaid interest on such Notes.

•

The Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed, and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law.

USE OF PROCEEDS

This is a best efforts offering. Assuming we sell the maximum number of the notes we are offering, we will receive net proceeds of approximately $6,670,000 0 after the deduction of offering expenses of approximately $80,000. The summary of our anticipated use of proceeds from the Notes is shown below:

Allocation of Proceeds From the Notes
Allocation	25%	50%	75%	100%
Amount Raised	$1,875,000	$3,750,000	$5,625,000	$7,500,000
Sales and Marketing	$788,000	$2,075,000	$3,762,000	$4,750,000
General and Administration	$720,000	$1,120,000	$1,120,000	$1,820,000
Product Development	$100,000	$100,000	$100,000	$100,000
Placement Fee	$187,000	$375,000	$563,000	$750,000
Offering Expenses	$80,000	$80,000	$80,000	$80,000
Totals(1)	$1,875,000	$3,750,000	$5,625,0000	$7,500,000

———————

(1)

Assumes the sale of all notes by broker-dealers. To the extent that the Securities are sold by our officers and directors, no commissions will be paid. Any funds otherwise allocated to commissions will be allocated to general working capital.

The information above represents our estimate of our intended allocation of the net proceeds from this offering, including funding for our working capital requirements. We intend, however, to maintain flexibility with respect to our use of the offering proceeds. Our actual use of the proceeds is at our discretion and may vary depending upon a number of factors, which we are not able to predict at this time. Unforeseen circumstances, changes in competitive conditions, general business conditions, down turns in the economy and other factors, may lead us to change the use of proceeds amounts.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Net tangible book value after the offering after expenses is the amount that results from adding the offering proceeds less offering expenses to the net tangible book value before the offering. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

The net tangible book value per share before the offering as of September 30, 2014 is $0.022. The net tangible book value per share after the distribution is $0.148 if 100% of the offering is sold; $0.121 if 75% of the offering is sold; $0.092 if 50% of the offering is sold; and $0.059 if only 25% of the offering is sold.

The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered is $0.126 if 100% of the offering is sold; $0.099 if 75% of the offering is sold; $0.070 if 50% of the offering is sold; and $0.037 if only 25% of the offering is sold, and

The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers is $0.602 if 100% of the offering is sold; $0.629 if 75% of the offering is sold; $0.658 if 50% of the offering is sold; and $0.691 if only 25% of the offering is sold.

The following table sets forth the amount of dilution you will experience based upon the percentage of the shares of common stock sold in this offering. The following table is based on the number of issued and outstanding shares of common stock as of December 31, 2014.

Percentage of Shares Sold in Offering	25%	50%	75%	100%
Number of Shares Sold in Offering	2,500,000	5,000,000	7,500,000	10,000,000
Price per share	$0.750	$0.750	$0.750	$0.750
Offering Proceeds	$1.875,000	$3,750,000	$5,625,000	$7,500,000
Offering Expenses	$187,000	$375,000	$563,000	$750,000
Capital Contributions (offering proceeds after expenses)	$1,688,000	$3,375,000	$5,062,000	$6,750,000
Number of shares outstanding before the offering	41,930,000	41,930,000	41,930,000	41,930,000
Net tangible book value before the offering	$923,234	$923,234	$923,234	$923,234
Net tangible book value per share before offering	$0.022	$0.022	$0.022	$0.022
Number of shares after offering	44,430,000	46,930,000	49,430,000	51,930,000
Net tangible book value after the offering after expenses	$2,611,234	$4,298,234	$5,985,234	$7,673,234
Net tangible book value per share after offering after expenses	$0.059	$0.092	$0.121	$0.148
Increase to present stockholders in net tangible book value per share after offering	$0.037	$0.070	$0.099	$0.126
Percentage of ownership by public subscribers after offering	6%	11%	15%	19%
Percentage of ownership by existing shareholders after offering	94%	89%	85%	81%
Immediate dilution to public subscribers	$0.691	$0.658	$0.629	$0.602

MARKET FOR OUR SECURITIES AND RELATED SHAREHOLDER MATTERS

Public Market for Common Stock

Our common stock has been quoted by OTC Markets OTC Link since January 2, 2008 with the OTC Pink tier under the symbol EMGE. Between January 2, 2008 and July 27, 2009 we traded under the symbol EMGE. The OTC Markets OTC Link is a quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC"), equity securities. An OTC equity security is generally any equity that is not listed or traded on a national securities exchange. The following table shows, for the periods indicated, the high and low bid prices per share of our common stock as reported by the OTC quotation service. These bid prices represent prices quoted by broker-dealers on the OTC quotation service. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Price Range of Common Stock

The following table shows, for the periods indicated, the high and low bid prices per share of our common stock as reported by the OTC quotation service. These bid prices represent prices quoted by broker-dealers on the OTC quotation service. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Fiscal December 31, 2014		Fiscal December 31, 2013
	High	Low	High	Low
First Quarter (January 1 – March 31)	$0.25	$0.03	$0.19	$0.03
Second Quarter (April 1 – June 30)	$0.24	$0.07	$0.10	$0.03
Third Quarter (July 1- September 30)	$0.32	$0.07	$0.13	$0.05
Fourth Quarter (October 1- December 31)	$1.24	$0.15	$0.10	$0.05

Holders

As of the date of this registration statement, we had 869 record holders of our common stock.

Transfer Agent and Registrar

Olde Monmouth Stock Transfer Co., Inc. is currently the transfer agent and registrar for our common stock. Its address is 200 Memorial Parkway, Atlantic Heights, New Jersey 07716. Its phone number is 732-872-2727.

Dividend Policy

We have never declared cash dividends on our equity securities, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

We do not have securities authorized for issuance under equity compensation plans.

DESCRIPTION OF BUSINESS

Overview

We were incorporated, under the name Rolling Stone Retirement Community, Inc. on April 27, 2006, under the laws of the State of Nevada. Pursuant to an agreement dated January 18, 2007, John V. Cappello and Associates, Inc., a company controlled by our then President and Director, John Cappello, purchased 95% of our outstanding common shares from the controlling shareholders. Upon purchase, John Cappello became our sole officer and director and our business plan became the development and distribution of nutritional and dietary products developed by Dr. Cappello. On May 20, 2007, we amended our corporate charter to change our name from "Rolling Stone Retirement Community, Inc." to "Emergent Health Corp." Our common shares are quoted by the OTC Markets OTC Link with an OTC Pink Tier under the symbol EMGE.

We are engaged in the development and commercialization of nutritional products through a direct consumer sales model. Our website is located at www.emergenthealth.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

For the years ending December 31, 2013, and nine months ending September 30, 2014, we generated gross e revenues of $1,540,712 and $712,847, respectively. We had net income of $121,027 and incurred a net loss of ($184,045) for the year ending December 31, 2013 and nine months ending September 30, 2014, respectively.

The address of our principal executive office is at 2424 North Federal Highway, Suite 257 Boca Raton, FL 33431. Our telephone number is 561-961- 4344.

We have not been involved in a bankruptcy receivership or similar proceeding. Additionally, we have not been involved in a reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Our Business

We distribute 12 nutritional and dietary products through an exclusive licensing agreements with Dr. John Cappello. Each product we offer is based upon the research of our consultant, Dr. John Cappello. Our products are, and in the future will be, identified by Dr. Cappello based upon suggestions from our distributors, customers, and from product and market research he conducts on an ongoing basis. Our products have not been confirmed in any respect by the U.S. Food and Drug Administration or any other governmental agency, and may nor produce the results intended. We have approximately 950 distributors/customers.

On August 27, 2014 we entered a licensing agreement with Dr. Cappello. The License Agreement grants us the exclusive rights to market and sell each of the licensed products in the United States. The License Agreement shall continue up to the expiration of the last to expire of any patent rights granted under the License. In addition, we will have the exclusive rights in the United States to any other products developed by Dr. Cappello. We pay Dr. Cappello a royalty based upon the Net Sales of each product. Net Sales is defined as gross revenues excluding taxes and freight.

The following table sets forth the royalty payments due Dr. Cappello.

Gross Sales:		Royalties:

•	Up to $1million	5%
•	$1 million to $2 million	4%
•	$2 million to $3million	3%
•	$3 million to $5million	2%
•	Greater than $5 million	1%

Royalty payments are due quarterly. The Company is required to provide Dr. Cappello (the “Licensor”) with quarterly sales reports. Further, in the event that sales of any licensed product is not 15% greater than the sales from the prior year, the Licensor, in his sole discretion may terminate the license for the underperforming product or convert the license from an exclusive license to a non-exclusive license. The Company may maintain an exclusive license for any underperforming product by paying Licensor all royalties that would otherwise have been due had the underperforming asset achieved a 15% increase over the prior year's sales.

Our Products

Our MultiStem contains all the major multi vitamins & minerals including vitamin D. We sell our MultiStem to distributors at the price of $29.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Our Hungarest® Diet & Energy Aid contains L-Phenylalanine, Phenylalanine and L-Tryptophan. It is designed to suppress the appetite, improve mood and increase energy. We sell Hungarest® Diet & Energy aid to distributors at the price of $29.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Vita-Stim Stem Cell Nutrition contains Anhydrous Trimethylglycine and is designed to stimulate adult stem cells and improve overall health and wellness. We sell our Vita-Stim Stem Cell Nutrition to distributors at the price of $39.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

NutraCan Nutritional Support is a powder that can be mixed with juice or food and contains our MultiStem product as well as provides ellagitannin support. We sell our NutraCan to distributors at $79.95 for a 370 gram container. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Three In One™ Miracle Serum™ contains methylsuflonylmethane (MSM) and is a serum applied externally with the object to provide immediate pain relief to sore joints and muscles, invigorate scalp and tone the face. We sell our Three In One™ Miracle Serum™ to distributors at the price of $19.95 for a 2 ounce bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Neuvitale™ contains Anhydrous Trimethylglycine and is a faster acting and more advanced form of our Vita-Stim product. We sell our Neuvitale™ to distributors at the price of $69.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Cardio Forte™ is a proprietary Arginine complex formulation designed to assist numerous body functions and as an overall health tonic. We sell our Cardio Forte™ to distributors at the price of $44.95 for a 450 gram bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Emergent 02™ Water Oxygenator is an oxygen additive to bottled water. The product is designed to hydrate cells and tissues and detoxify the body. We sell our Emergent 02™ Water Oxygenator to distributors at the price of $29.95 for a 2 ounce bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

NeuStem™ Cell Helper is designed to stimulate adult stem cells, promote the immune system and provide antioxidants and anti-inflammatory ingredients. We sell our NeuStem™ Cell Helper to distributors at the price of $39.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Infinity™ Anti-Aging & Body Repair Support contains curcumin, silymarin, resveratrol, astragalus polysaccharides, L-carnosine, trimethylglycine, and vitamin C and is designed to activate SIRT-1 anti-aging genes, fight free radicals, and protect from oxidative stress which can accelerate telomere shortening. We sell our Infinity™ Anti-Aging to distributors at the price of $79.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Infinity Plus™ Anti-Aging & Body Repair Support contains curcumin, silymarin, resveratrol, astragalus polysaccharides, L-carnosine, trimethylglycine, and vitamin C and is designed to activate SIRT-1 anti-aging genes, fight free radicals, and protect from oxidative stress which can accelerate telomere shortening. The Infinity Plus™ product adds a proven RNA/DNA source to the formulation. We sell our Infinity Plus™ Anti-Aging to distributors at the price of $79.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Veral™ – The Manly Aid contains calcium, zinc, muira puama, maca, nettle, longjack, gingko, chrysin, tribulus-terrestri and black pepper. It is a men's sexual health product designed to help maintain healthy testosterone levels. We sell our Veral™ – The Manly Aid to distributors at the price of $49.95 for a 120 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Product	Distributor price For Product	Product Sold During the 9 Months Ending September 30, 2014	Total Product Sales Period Ending September 30, 2014	Product Sold During the Year Ending December 31, 2013	Total Product- December 31, 2013

MultiSteml	$29.95	8,695	$260,415	23,599	$706,790
Hungarest Diet and Energy Aid	$29.95	248	$7,428	812	$24,319
Vita-Stim Stem Cell Nutrition	$39.95	6,523	$260,594	9,418	$376,249
NutraCan Nutritional Support	$79.95	227	$18,149	92	$7,355
Three in One Miracle Serum	$19.95	441	$8,798	1,044	$20,828
Neuvitale	$69.95	232	$16,228	975	$68,201
Cardio Forte	$44.95	664	$29,847	1,108	$49,805
Emergent 02 Water	$29.95	528	$15,814	488	$14,616
NeuStem Cell Helper	$39.95	748	$29,883	433	$17,298
Infinity Anti-Aging & Body Repair Support	$79.95	132	$10,553	334	$26,703
Infinity Plus Anti-Aging & Body Repair Support	$79.95	106	$8,475	411	$32,859
Veral – The Manly Aid	$49.95	112	$5,940	483	$24,126

Research and Development

All of our research to date has been done by Dr. John Cappello, our Chief Science Advisor. Dr Cappello is a chemist. He earned a bachelor's degree in engineering from Philadelphia University, a Master's Degree in Business Administration from Drexel University and a Doctor of Osteopathic Medicine Degree from Philadelphia College of Osteopathic Medicine.

Suppliers

During the year ended December 31, 2013 and nine months ending September 30, 2014, one supplier provided 85% and 84% of finished products, respectively. We do not believe that the loss of this supplier would have a material adverse effect on our financial condition or results of operations as there are other suppliers in the marketplace that would be a suitable alternative.

We outsource our warehouse and fulfillment costs using the Stephen Gould Corporation, a third-party provider. This arrangement is done under a month to month contract and calls for a payment per order picked plus a monthly pallet storage fee, recorded under warehouse and fulfillment costs.

Sources and Availability of Raw Materials

During the year ended December 31, 2013, and nine months ending September 30, 2014, we received 100% of our raw materials from a single supplier We pay for raw materials ordered within 30 days after order.

The raw materials used by us are available from a variety of suppliers. We maintain a good relationship with our supplier and do not anticipate that it will terminate its relationship with us in the near term. In the event, we are unable to obtain any of our raw materials from our supplier, we believe that we could obtain alternative sources of any raw materials from other suppliers. We do not have contracts with our supplier and we order our raw materials on an as-needed basis. We have not experienced any material adverse effect on our business as a result of shortages of raw materials or packaging materials used in of our products. An unexpected interruption or a shortage in supply of raw materials could adversely affect our business derived from these products.

Manufacturing

Raw materials are delivered to Bactolac Pharmaceuticals, Inc. who completes the finished products and delivers the finished product to Stephen Gould Corporation for fulfillment.

We do not have a written agreement with our manufacturer. Bactolac Pharmaceuticals manufacturers our products on an as-needed basis. In the event, that Bactolac Pharmaceuticals ceases to manufacture our products, we believe that we could obtain alternative manufacturers. We pay for product manufactured within thirty days after delivery of our product to Gould.

Multi-Level Marketing Program

Distributor Compensation Plan:

In all multi-level marketing entities the compensation plan designed and offered to the distributors is a key aspect of attracting, retaining and motivating them. Our plan has been carefully created to award success, encourage growth and development of a distributor's own organization (e.g. wide and deep) and fairly compensate each member. The generation pay provision is an exciting element of the plan that encourages down line training resulting in extended organizations.

Our compensation plan is designed to allow individuals to work at his/her own pace, with great potential for achieving financial goals. Distributors will be surrounded by up-lines and down-lines; they include people with experience, passion and the desire to help others. Financial potential is limited only by the distributor's goals and work ethics.

The objective of our compensation plan is to help distributors stay active far longer than the average two or three months, experienced by most other companies. The incentive is getting money in distributor's "pockets" the first day they join the network, while teaching them how 'People Helping People' can truly change their lives. We believe that our compensation plan will allow distributors to keep customers longer due to a simple weekly and bonus structure, innovative products, proven marketing techniques and effective training. Not only can they learn how to recruit people but training also focuses on a comprehensive understanding of the compensation plan and the financial benefits which promotes the building of a down-line organization.

Our compensation plan will pay out earned commissions that can equal as much as 50% to distributors every month. We offer an auto-ship program for distributors and customers.

Our compensation plan is a uni-level plan. The primary objective for the distributor is to produce volume within his/her organization and not to be concerned about specific numbers of distributors. The types of uni-level potential income include:

i.	Retail commissions.
ii.	Uni-level pay down through ten levels of your organization.
iii.	Generation pay which allows you to earn commission on your organization sales.
iv.	Leadership positions that share in a monthly bonus on all commissionable sales.
v.	Incentives whereby distributors participate in exotic trips and world-class events.

Marketing and Sales:

The emphasis of our marketing/sales plan will be to disseminate information on a cost effective basis to an ever growing organization. Our model intends to facilitate the process by attaining the skills and organizations of established leaders who have track records in a myriad number of other multi-level marketing organizations.

By immediately entering into a relationship with these leaders, credibility will be established among the targeted community.

The marketing plan includes:

1.

Active campaign to targeted leaders and organizations

2.

Development of website:

•

Front end design

•

Design for the 'Distributor Only' part of the website

•

Shopping cart

•

Implementing a program where first time customers receive free product on their initial order.

3.

Weekly conference calls for distributors

4.

Creation of a marketing videos.

5.

Public Relations events with executives, Board members, product roll-outs, and leaders.

6.

Identify key leaders for the field organization and teach how to recruit

7.

Prepare various product configurations for purchase

8.

Create Training for:

•

Building your business (recruiting) through various vehicles, managing your business while motivating and guiding your organization of Distributors.

•

Seminars that will be combined with business training. These training seminars will be a revenue stream for the company and a requirement for advancement in rank by Distributors.

9.

Prepare early recognition rewards/trips.

10.

Prepare early brochures/product samples.

11.

Establish regular pattern of press release

12.

Prepare Press Kit.

Distributor Motivation and Training

We believe that motivation, inspiration and training are key elements in distributor success and that we and our distributor supervisors have established a consistent schedule of events to support these needs. We conduct training sessions to educate and motivate our distributors.

Distributor Development

We believe that the key contributing factors to our long-term growth and success are the recruitment of new distributors and retention of existing distributors. We are active in the development of distributors, including in the areas of recruitment, training, support, motivation and compensation.

We make the needs of our distributor a priority, in accordance with our stated corporate philosophy. We provide a high level of support services tailored to the needs of our distributors, including training meetings, educational and informative conference calls, ordering and distribution system, personalized customer service via telephone, the Internet and e-mail, 24-hour, seven days per week access to certain information through touch-tone phones and a liberal product return policy. Our support system includes a current database of all distributors and their upline and downline distributors. We also provide business development materials that we believe will increase both product sales and recruitment. We believe that enhancing a distributor's efforts through effective support mechanisms has been and will continue to be important to our success.

Management of Distributors

We take an active role in the management of our distributors. We restrict the statements and conduct of distributors by contractually binding distributors to abide by the Distributor Policies and Procedures (the "Policies and Procedures") promulgated by us. Each distributor receives a copy of the Policies and Procedures, which must be followed in order to maintain the distributor's status in the organization. Distributors are expressly forbidden from making any representation as to the possible earnings of any distributor, other than our approved statements indicating the range of actual earnings by all distributors and other required information, prepared in accordance with applicable law. Distributors are also prohibited from creating any marketing literature that has not been approved by us.

Ethical Considerations

We are a member of the Direct Selling Association ("DSA"), and we adhere to the code of ethics established by the DSA.

Backlog of Orders

We have no backlog of orders.

Seasonal Aspect of our Business

None of our products are affected by seasonal factors.

Status of Any Publicly Announced New Product or Service

We do not have any publicly announced new product or service.

Competitive Business Conditions

Many of our indirect competitors are substantially larger, have more experience than us, longer operating histories, and have materially greater financial and other resources than we have. The diet and nutritional supplement industry is highly competitive with respect to price, brand and product recognition and new product introductions. Several of our competitors are larger, more established and possess greater financial, personnel, distribution and other resources.

Costs and Effects of Compliance with Environmental Laws

We do not anticipate that there will be any material costs associated with compliance with environmental laws and regulations.

Intellectual Property

We hold the following patents and trademarks:

Title	Product	Application Number	Filing Date	Patent Number	Issue Date	Status

Dietary Supplements Including Glucan and Fulvic Acid	NeuStem™	14/207,050	3/12/2014	Pending	Pending	Pending
Dietary Supplements Including Ellagitannins and Ellagic Acid	ResoluCan™	13/757,744	2/2/2013	Pending	Pending	Pending
Compositions for Producing Satiety	Hungarest®	12/710,161	2/22/2010	Pending	Pending	Pending
Anti-Aging Formulations	Infinity™ Anti-Aging, Infinity Plus™ Anti-Aging	13/723,503	12/21/2012	8,945,532	2/3/15	Issued
Anti-Aging Formulations	Infinity™ Anti-Aging, Infinity Plus™ Anti-Aging	13/357,280	1/24/2012	8,906,361	12/9/2014	Issued
Formulations for Promoting Stem Cell Nutrition	JDI Multi™, Infinity™ Anti-Aging, Infinity Plus™ Anti-Aging™	13/425,563	3/21/2012	8,334,131	12/18/2012	Issued
Topical and Transdermal Treatments Using Urea Formulation		12/290,744	11/3/2008	7,803,357	9/28/2010	Issued
Blue-Green Algae Composition	Vita Stim, JDI Multi™	11/788,693	4/19/2007	7,473,427	1/6/2009	Issued
Topical and Transdermal Treatments Using Urea Formulation		11/590,037	10/30/2006	7,445,783	11/4/2008	Issued

Sales and Returns

Our policy is to refund the amount of a purchase within thirty (30) days of the sale if the customer is not satisfied with the product. Such amounts are included in net sales and amounted to $15,348 and $4,083 in the year ending December 31, 2013 and the nine months ending September 30, 2014, respectively.

Employees

We presently have six full time employees and one part time employee.

Employment Agreements

On August 8, 2014, we entered into a consulting agreement with Scott Kufus to assist us with development of our multi-level marketing software, sales functions and shareholder communications. The agreement has a term of six months. We pay Mr. Kufus $6,500 per month during the term of the agreement.

On August 27, 2014, we entered into an employment agreement with our former officer, director and controlling shareholder, Dr. John Cappello, to serve as our chief scientific officer. The agreement has a term of one year. Dr. Cappello is obligated to devote full time to our business. Dr. Cappello is paid a salary of $75,400 annually. Dr. Cappello is entitled to health, dental, vision and other benefits offered by us. Dr. Cappello receives 4 weeks of paid vacation each year.

On September 13, 2014, we entered into a consulting agreement with John Souza to assist us with assessment and development of our direct sales software, general advisor, sales and marketing, development of project plan work flow and tracking of key internal implementation projects and assistance with setting up back office support for our Chief Financial Officer. The agreement has a term of six months. We pay Mr. Souza $5,000 per month during the term of the agreement.

On September 13, 2014, we entered into an employment, non-competition and proprietary rights agreement with John Richard Launie, as Chief Financial Officer and Director, who subsequently became our President and CEO on January 21, 2015. The agreement has a term of three years and shall automatically renew unless terminated by Mr. Launie. Mr. Launie is obligated to devote full time to our business. Mr. Launie is paid a salary of $200,000 annually and entitled to receive an annual bonus of up to 100% of his salary. Mr. Launie is entitled to health, dental, vision and other benefits offered by us. Under the terms of the contract, Mr. Launie's compensation will be accrued until the Company has secured sufficient financing to pay these accruals.

On October 24, 2014, we entered into an employment, non-competition and proprietary rights agreement with Francis Magliochetti to act as Manager of Worldwide New Business development. The agreement has a term of three years and shall automatically renew unless terminated by Mr. Magliochetti. Mr. Magliochetti is obligated to devote full time to our business. Mr. Magliochetti is paid a salary of $250,000 annually and entitled to receive an annual bonus of up to 100% of his salary. Mr. Magliochetti is entitled to health, dental, vision and other benefits offered by us. Until such time as we generate sufficient cash flow, Mr. Magliochetti is accruing a significant percentage of his income.

On October 24, 2014, we entered into an employment, non-competition and proprietary rights agreement with Stephen Hussey, our former Chief Executive Officer and Director. Upon his resignation in January 2015, this agreement was terminated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors".

Basis of Presentation

The following management's discussion and analysis is intended to provide additional information regarding the significant changes and trends which influenced our financial performance for the years ended December 31, 2012 and 2013, and for the nine-month period ended September 30, 2014. This discussion should be read in conjunction with the audited financial statements for the years ended December 31, 2012 and 2013 and the unaudited financial statements for the nine-month period ended September 30, 2014 along with the notes to those financial statements as set forth in this report.

Company Overview

Our mission is to live a healthy and rewarding life through opportunities derived from promoting and using our nutritional products. As a direct selling entity, we expect to be the best at what we do and do what is right every time. We hold ourselves accountable to promoting health, wellness and wealth. Through our core values, we strive to make a difference in the lives of everyone who is part of our company, community and anyone we interact with daily.

The mission of Emergent Health Corp. is multi-faceted. Its direct sales division, Cellaviv, offers an intrinsic life-enhancing opportunity and products to a worldwide community. It is our intention to deliver unique wellness products that are consistently effective in addressing common health concerns and ailments.

We employ a direct selling marketing business model which we believe to be a cost efficient and profitable way to expand; however, the specific marketing strategies being implemented in 2015 are expected to exceed traditional growth models and projections.

We plan to market our new product formulation, NutraCan as a nutritional adjunct to chemotherapy. This product can potentially be branded through multiple sales channels.

Our History

•	2007 Emergent becomes a public company; First patent applied for
•	2009 First patent granted
•	2009-2014 Eight more patents are filed for
•	August, 2014 Installation of new management team

Financial Highlights

		SALES	EBITDA
•	2007	$23,300	$(33,900)
•	2008	115,500	16,100
•	2009	221,700	29,500
•	2010	242,200	38,500
•	2011	807,000	232,800
•	2012	2,130,600	225,500
•	2013	1,540,700	189,200

Our Strategy

Our marketing plan calls for a rebranding strategy with a targeted series of well- designed campaigns that have been successfully implemented previously and are being utilized currently by other direct sales companies. We are also currently recruiting senior sales executives to help implement this plan.

We have s a targeted demographic strategy within the Hispanic market. According to recently conducted research, the Hispanic community represents an untapped market. Already the largest minority in the U.S., their numbers continue to grow faster than any other group. Between 2000 and 2010, the Hispanic population grew by 43%, or four times the nation's 9.7% growth rate. We are recruiting seasoned direct selling Hispanic leaders who have expressed discontent with the way that most direct selling companies treat the needs of Hispanic entrepreneurs and customers. This includes, but is not limited to, producing all of the Cellaviv marketing materials and resources in Spanish.

Product Strategies

Cellaviv

This is the company's new direct selling division. We have decided to combine two specific, proven and cost effective strategies inside of this model to optimize growth in 2015. Cellaviv plans to implement a "gift card" marketing system that has been successful with a nutraceutical direct selling competitor.

Cellviver Shake

This is a new product formulation developed by Dr. Cappello. It is a shake that is currently in brand development for release in the first quarter of 2015. It is a multi-faceted beverage with dozens of nutrients including proteins, vitamins and minerals as well as antioxidants and phytonutrients designed to help detoxify and protect the body against free radical damage. The potential benefits of the product are weight loss, reduction in food cravings, increased energy and improved digestion and regularity.

Weight Loss Program

The Company is presenting a simple and effective weight loss program with the following products as part of a package: Hungarest, Cellviver, Oomph Gum and SomniBurn.

Individuals follow a simple routine of:

•	2 Hungarest in morning
•	1 Cellviver Shake at noon
•	4 pieces of Oomph Gum per day
•	1 SomniBurn at bedtime

NutraCan

The second product is NutraCan and it is designed to serve as a nutritional adjunct (medical food) to chemotherapy. It is also currently scheduled for a launch as an OTC product in the first quarter of 2015. The company intends to file for a Medical Food designation for the product for the use in the prevention of cachexia (wasting syndrome) in AIDS and Cancer patients.

The NutraCan Nutritional Support Product is a powder that can be mixed with juice or with food. It contains a one month supply at one scoop a day. One scoop contains ellagitannin support in addition to Stem Cell Nutrition. The NutraCan product contains both patent and patent pending formulations. It's mechanism of action can best be described as:

•	Vitamin and Mineral support
•	Stem Cell Nutrition support
•	Ellagitannin support

2015 Goals

1st Quarter

•	File for Medical Food Designation with FDA for NutraCan to use in prevention of cachexia (wasting syndrome in AIDS and Cancer patients)
•	30 patient clinical trial on new stem cell nutrition product called NeuStem
•	Launch new stem cell nutrition weight loss program
•	Pre-launch preparations of Cellaviv division
•	Launch of "healthy shake" called Cellviver
•	Launch of NutraCan as an over the counter nutritional adjunct (medical food)

2nd Quarter

•	Launch stem cell nutrition anti-aging and anti-inflammatory system
•	Official launch of Cellaviv division and opportunity

3rd Quarter

•	Launch stem cell nutrition hair nourishment & growth system

Results of Operations

Our operating results for the years ended December 31, 2013 and 2012 are summarized as follows:

	Year ended December 31,
	2013	2012

Gross sales	$1,540,712	$2,130,564
Less: Returns	(15,348)	(28,563)
Less: Distributor commissions	(535,529)	(736,248)
Net sales	989,835	1,365,753
Cost of sales	(260,794)	(483,453)
Gross margin	729,041	882,300
Operating expenses:
Selling, general and administrative	(305,109)	(359,044)
Warehousing and fulfillment costs	(174,746)	(217,790)
Royalty	(60,000)	(80,000)
Total operating expenses	(539,855)	(656,834)

NET OPERATING INCOME	$189,186	$225,466

Net Sales

Gross sales represent the sales of our nutritional food supplements in which payment is typically received via credit card at the time the order is placed. The decrease in gross sales of approximately 28% from 2012 to 2013 was primarily caused by a number of human factors which can best be described as follows:

The Company was run by Dr. John Cappello (Founder) and his wife Sallie. Dr. Cappello was in charge of the product formulation and the sales and marketing efforts. Sallie had complete responsibility for the back office and administrative side of the business. In late 2012 and into the early parts of 2013, Sallie started suffering from bouts of depression. This caused a lot of stress for Dr. Cappello who suffered a heart attack and had three stents placed around his heart on July 30, 2013. On September 18, 2013, Sallie went out for a walk as usual but this time she did not come back. She was subsequently found in the woods on April 20, 2014 having committed suicide from a drug overdose. The effects of all of this caused Dr. Cappello to lose focus on the business and the sales results suffered accordingly.

Returns are minimal and typically 1 to 1 1/2% of gross sales, which is within the industry guidelines. Distributor commissions are approximately 35% of gross sales for both years which is consistent with the Company's compensation plan.

Cost of Sales

Cost of sales was approximately 17% and 23% of gross sales in 2013 and 2012, respectively. The major reasons for the increased cost percentage in 2012 was due to the larger volume of direct product sales to bulk buyers at a markup of 1.5 times cost vs. the usual 5 times markup and more discounting done in 2012 to promote volume.

Operating Expenses

Selling, general and administrative expenses were approximately 20% and 17% of gross sales in 2013 and 2012, respectively. The increased percentage in 2013 was primarily caused by higher office payroll which was put in place at the beginning of 2013 to handle the anticipated higher volume. Warehousing and fulfillment costs were 11.3% and 10.2% of gross sales in 2013 and 2012, respectively. The royalty expense in both years is paid to Cappello's Inc., an entity controlled by Dr. Cappello and calls for a payment of 4% of sales. Dr. Cappello usually rounds the dollar amount paid to approximately 4%.

Our operating results for the nine months ended September 30, 2014 and 2013 are as follows:

	Nine Months Ended
	September 30,
	2014	2013

Gross sales	$712,847	$1,228,928
Less: Returns	(4,083)	(11,720)
Less: Distributor commissions	(236,576)	(434,824)
Net sales	472,188	782,384
Cost of sales	(118,197)	(197,426)
Warehousing and fulfillment costs	(110,276)	(121,980)
Gross margin	243,715	462,978
Operating expenses:
Selling, general and administrative	(251,603)	(206,845)
Royalty	(27,400)	(47,000)
Stock based compensation	(150,000)	—
Total operating expenses	(429,003)	(253,845)

NET OPERATING INCOME (LOSS)	$(185,288)	$209,133

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current period presentation.  The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company.  These reclassifications include reclassifying the Company’s warehousing and fulfillment costs to Cost of Sales, as those warehousing and fulfillments related expenditures were previously grouped with Operating expenses.  The reclassifications had no effect on net income or assets and liabilities.

Net Sales

The decrease in gross sales of approximately $516,000 or 42% for the nine month period of 2014 vs. 2013 was caused by the factors described above and led to the Stock Purchase Agreement of August, 27, 2014 as Dr. Cappello realized that a new management team had to be installed to take the Company forward. Returns remained at levels previously recorded at 1% or less and commissions were 33.2% and 35.4% of gross sales for the 2014 and 2013 periods, respectively, which is consistent with prior periods and the compensation plan.

Cost of Sales

Cost of sales was 16.6% and 16.1% of gross sales for 2014 and 2013, respectively, which is in line with the Company's normal pricing and markup.

Operating Expenses

Selling, general and administrative expenses were 35.3% of gross sales for the nine months ended September 30, 2014 as compared to 16.8% for the same period in 2013. The absolute dollar increase was approximately $45,000 which was caused primarily by Consulting expenses in connection with the installation of a new software package ($46,500) and the transition expenses in moving to the new offices in Boca Raton, FL ($34,922) offset by lower salaries and office expenses. The increased percentage in relation to sales was due to the depressed sales volume. Warehousing and fulfillment costs were 15.5% and 9.9% of gross sales for the nine months ended 2014 and 2013, respectively. There was no real change in this area other than certain fixed costs which resulted in a higher percentage relative to the low sales volume in 2014. Royalty expense for both periods was 3.8% of gross sales which is in line with the license agreement.

Under the terms of a Consulting Agreement dated May 29, 2014, Parcae Capital and Clover Capital were issued 15,000,000 shares of the Company's stock as compensation for advancing the August 27, 2014 transaction to a closure, restructuring the Company, installing a new management team and assisting the team to grow the Company sales. These shares were valued at $0.01 for financial accounting purposes.

Liquidity and Capital Resources

As of December 31, 2013, we had cash of $814,269 and a net working capital position of $954,347. We generated $1,540,712 of gross revenues and had net income of $121,027 for the year ended December 31, 2013. As of December 31, 2012, we had cash of $737,298 and a net working capital position of $832,968. We generated $2,130,564 of gross revenues and had net income of $131,640 for the year ended December 31, 2012. As of December 31, 2013, we had cumulative retained earnings of $471,279 and net book value of $957,279.

As of September 30, 2014, we had cash of $496,691 and a net working capital position of $899,601. The reason for the approximate $318,000 reduction in cash from December 31, 2013 is due to the purchase of 4,455,000 shares of the Founder's stock on August 27, 2014 for $300,000. The Company gave a note to a group comprised of the senior management team and Parcae Capital and Clover Capital who also are responsible for the costs of completing the audit of the financial statements for the years ending December 31, 2013 and 2012, and all the costs associated with the filing of an S-1 Registration Statement with the SEC. To the extent these costs are paid for by the Company, they are added to the note balance. The balance of the note was $343,600 at September 30, 2014 and is expected to reach approximately $425,000. It is anticipated that this note will be repaid in its entirety by March 31, 2015.

For the nine months ended September 30, 2014, we generated gross revenues of $712,847 and had a net loss of $184,045. The primary reason for this loss was a non cash consulting expense of $150,000 for the services of Parcae Capital and Clover Capital as discussed above. In addition, during the month of September, 2014, the Company moved its corporate headquarters from King of Prussia, PA to Boca Raton, FL and incurred moving and transition costs of approximately $35,000. In addition, the Company is migrating to a new multi-level-marketing software package and incurred consulting costs in this area of $46,500. These costs are anticipated to continue through the first quarter of 2015. At September 30, 2014, we had cumulative retained earnings of $287,234 and a net book value of $923,234.

Cash Flows

	Twelve Months Ended
	December 31,
	2013	2012

Net cash provided by (used in) operating activities	$76,971	$(29,260)

Net cash (used in) financing activities	—	(220,000)

Net increase (decrease) in cash	$76,971	$(249,260)

Cash Flows-Operating Activities

Cash provided by operating activities of $76,971 in the year ended December 31, 2013 is primarily due to net income of $121,027 offset by an increase in inventory of $50,210. Cash used in operating activities of $29,260 in the year ended December 31, 2012 is primarily due to an increase in inventory of $132,006 and federal and state income tax payments of approximately $61,000 offset by net income of $131,640 and a decrease in accrued commissions of $34,651.

Cash Flows-Financing Activities

Cash used in financing activities of $220,000 in the year ended December 31, 2012 was due to the repayment of 20,000 shares of $1 par value preferred stock for $20,000 and the repayment of an investor note in the amount of $200,000.

	Nine Months Ended
	September 30,
	2014	2013

Net cash (used in) provided by operating activities	$(296,613)	$149,271

Net cash (used in) investing activities	(20,965)	—

Net increase (decrease) in cash	$(317,578)	$149,271

Cash Flows-Operating Activities

Cash used in operating activities of $296,613 for the nine months ended September 30, 2014 is primarily due to the note receivable described above for $343,600, a net loss of $184,045 offset by the non-cash consulting expense of $150,000, a decrease in inventory of approximately $54,000 and a refund of federal income taxes of almost $60,000. Cash provided by operating activities of $149,271 for the nine months ended September 30, 2013 was primarily due to net income of $140,512.

Cash Flows-Investing Activities

Cash used in investing activities of $20,965 for the nine months ended September 30, 2014 is due to the purchase of some minor office equipment in the amount of $3,277 and the security deposit for the lease for the new office space in Boca Raton, FL of $17,688. This lease commenced on October 1, 2014.

Capital Expenditures

The only capital expenditures incurred through September 30, 2014 were for the office equipment described above. The only remaining capital expenditures expected to be incurred are for office furniture and equipment which will not be of a material amount and should be mostly completed by the end of the first quarter of 2015.

Commitments and Contractual Obligations

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

DESCRIPTION OF PROPERTY

On September 19, 2014, we entered into a lease for approximately 3,882 square feet at 2424 North Federal Highway, Suite 257 Boca Raton, Florida. The term of the lease is for 66 months and runs from October 1, 2014 and expires on March 31, 2020. We are obligated to pay $91,163 for annual rent in 2015. Rents increase by approximately 15% each year during the term.

On August 13, 2013, we entered into a lease agreement for approximately 600 square feet at 10102 B Valley Forge Circle, King of Prussia, PA 19406. The lease expires August 31, 2015. We pay annual rents of $9,240 for this location.

We believe that our present facilities are suitable for our present needs.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age, and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each Director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position

John Richard Launie	61	President, Chief Executive Officer, Chief Financial Officer and Director
David P. Jones, Ph.D.	66	Director
Robert S. McCoy, Jr.	76	Director
Kevin Harrington	57	Director
M. Scott Maguire	51	Director

John Richard Launie – President, Chief Executive Officer, Chief Financial Officer and Director

Since September 13, 2014, John Richard Launie has been our Chief Financial Officer and Director. On January 21, 2015, Mr. Launie became our president and Chief Executive Officer. Since 2010, Mr. Launie has been the president and owner of Quarry Capital Group, Ltd, a Massachusetts corporation that provides consulting for both troubled and rapidly growing companies.

He received a Master's Degree of Accounting and Business Administration in 1978 from Northeastern University and a Bachelor's Degree in 1975 in Economics from Boston College.

As our president, Chief Executive Officer, Chief Financial Officer and Director Mr. Launie brings his experience in accounting and business administration. During his years at Ernst & Young, Mr. Launie's experience was the audit of public companies.

David P. Jones, Ph.D. - Director

Since December 15, 2014, David P. Jones, Ph.D. has been our Director. Since January of 2000, Dr. Jones has been the Chief Executive Officer of Growth Ventures, Inc., an executive staffing firm and advisory firm.

In 1976, Dr. Jones received a Doctorate in Industrial Psychology and in 1974, he received a Master's Degree in Industrial Psychology from Bowling Green State University. Dr. Jones received a Bachelor's Degree in liberal arts in 1970 from Bowling Green State University.

As our Director, Dr. Jones brings his experience in employment relations and executive staffing.

Robert S. McCoy, Jr. – Director

Since December 17, 2014, Robert S. McCoy, Jr. has been our Director. Since December of 2003, Mr. McCoy has served as a Director of Krispy Kreme Doughnut Corporation, since October of 2003, he has served as a Director for Medcath Corporation and since March of 2006, he has served as a Director of Web.com.

In 1961, Mr. McCoy received a Bachelor's of Business Administration degree in from Western Michigan University.

As our Director, Mr. McCoy brings extensive leadership, risk-management, and financial experience gained during his career, which included roles as an accountant and as the Chief Financial Officer of two public bank holding companies.

Kevin Harrington – Director

Since December 23, 2014, Kevin Harrington has been our Director. Currently, Mr. Harrington is the CEO of Starshop, the first Mobile Shopping Channel in partnership with Sprint. Previously, Mr. Harrington appeared on the ABC series "Shark Tank" as a panel member and investor. Mr. Harrington is best known as the founder of "As Seen on TV" and as a pioneer in the infomercial industry.

Mr. Harrington attended the University of Cincinnati from 1976 to 1978.

M. Scott Maguire – Director

Since October 1, 2014, M. Scott Maguire has been our Director. From April of 2004, he has been the Chief Executive Officer of Xenetic Bioscience, Inc., a publicly traded company.

Mr. Maguire obtained his MBA from Babson Graduate School in 1993.

As our Director, Mr. Maguire brings his experience in public company management.

Involvement in Certain Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ten years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•

Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity;

•	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity; and/or
•	Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

Key Employees

Dr. John Cappello, Chief Science Advisor

Since August 2014, Dr. John Cappello has been our Chief Science Advisor. For the past five years prior to becoming our Chief Science Advisor, Dr. Cappello served as President and Treasurer of the company.

In 1967, Dr. Cappello received a Bachelor's Degree in Chemistry from Philadelphia University. In 1968, Dr. Cappello obtained a Master's Degree in Business Administration from Drexel University. In 1978, Dr. Cappello received his Doctor of Osteopathic Medicine Degree from Philadelphia College of Osteopathic Medicine. He receives an annual salary of $75,400.

Francis Magliochetti

On October 24, 2014, we entered into an employment, non-competition and proprietary rights agreement with Francis Magliochetti to act as Manager of Worldwide New Business development. Mr. Magliochetti is not an officer or director of the Company. The agreement has a term of three years and shall automatically renew unless terminated by Mr. Magliochetti. Mr. Magliochetti is to be paid a salary of $250,000 annually and entitled to receive an annual bonus of up to 100% of his salary. To date, he has accrued a significant portion of his salary. Mr. Magliochetti is entitled to health, dental, vision and other benefits offered by us. Under the terms of the contract, the salary portion is accrued but unpaid until completion of a capital raise. . Since 2005 he has been the managing partner of Parcae Capital Corp. The Company provides personal banking services for emerging growth companies and consults with clients on merger and acquisitions in both the private and public sector. In 2007 Mr. Magliochetti pleaded guilty to one count of money laundering and one count of tax evasion He served thirty six months' probation of which the first six months was served at home.

Mr. Magliochetti earned a Bachelor of Science from Northeastern University in 1980, an MBA from the Sawyer School of Business at Suffolk University and attended the Advanced Management Program at Harvard University.

Family Relationships

There are no family relationships among any of the directors and executive officers and shareholders.

Code of Business Conduct and Ethics

To date, we have not adopted a code of business conduct and ethics for our management and employees. We intend to adopt one in the near future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.

Summary Compensation Table

Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation	Non- Qualified Deferred	All Other Compen- sation	Total ($)

Stephen Hussey, Former Chief Executive Officer, Secretary and Director(1)	2014	$4,000	$0	$0	$0	$0	$0	$0	$4,000
	2013	$0	$0	$0	$0	$0	$0	$0	$0
John Richard Launie, Chief Financial Officer and Director(2)	2014	$4,000	$0	$0	$0	$0	$0	$0	$4,000
	2013	$0	$0	$0	$0	$0	$0	$0	$0
Dr. John Cappello, Chief Science Advisor(3)	2014	$76,200	$0	$0	$0	$0	$0	$6,151	$82,351
	2013	$23,850	$0	$0	$0	$0	$0	$11,735	$35,585
David P. Jones, Ph.D., Director(4)	2014	$0	$0	$1,000	$0	$0	$0	$0	$0
	2013	$0	$0	$0	$0	$0	$0	$0	$0
Robert S. McCoy, Jr., Director(5)	2014	$0	$0	$1,000	$0	$0	$0	$0	$0
	2013	$0	$0	$0	$0	$0	$0	$0	$0
Kevin Harrington, Director(6)	2014	$0	$0	$9,000	$0	$0	$0	$0	$0
	2013	$0	$0	$0	$0	$0	$0	$0	$0
M. Scott Maguire, Director(7)	2014	$0	$0	$1,000	$0	$0	$0	$0	$0
	2013	$0	$0	$0	$0	$0	$0	$0	$0

———————

(1)	On October 24, 2014. Stephen Hussey became our Chief Executive Officer, Secretary and Director. He resigned from this position on January 14, 2015.
(2)	On September 13, 2014 John Launie became our Chief Financial Officer and Director. On January 21, 2015, he was also appointed president and Chief Executive Officer.
(3)

In August of 2014, Dr. John Cappello resigned as our President, Treasurer and Director. In August of 2014, he became our Chief Science Advisor. Amounts reflected in the table above do not include royalties of $80,000, $60,000 and $27,400 received by Cappello's, Inc. during the years ending December 31, 2012 and 2013, and nine month period ending September 30, 2014, respectively. Dr. Cappello was our President, Treasurer and Director until August 2014. During 2012 and 2013, we contributed $24,503 and $17,725 to a retirement savings plan/IRA for Dr. Cappello.

(4)	On December 15, 2014, David P. Jones, Ph.D. became our Director.
(5)	On December 17, 2014, Robert S. McCoy, Jr. was appointed a Director.
(6)	On December 23, 2014, Kevin Harrington was appointed a Director.
(7)	On October 1, 2014, M. Scott Maguire was appointed a Director.

Outstanding Equity Awards at the End of the Fiscal Year

During the years ending December 31, 2013, and 2014, respectively, we sponsored a Retirement Savings Plan consisting of a SEP IRA Plan (the "Plan") which covered Dr. John Cappello and his spouse. Dr. Cappello was our President, Treasurer and Director until August 2014. We contributed $24,503 and $17,725 under the Plan in 2013 and 2012, respectively.

Director Compensation

We have entered into multiple compensation agreements with our directors:

Dr. David Jones and Robert McCoy:

On December 15, 2014 we entered into a Board Member Agreement with Dr. David Jones. On December 17, 2014 we entered into a Board Member Agreement with Robert S. McCoy. Each agreement is for a term of three years and the compensation payable to each are identical. Each agreement provides in part for each named director to be paid $20,000 per year in cash or stock commencing on execution of their respective Agreements. Payments are to be made in four equal installments with the initial payment due immediately following execution of the agreement. The Board may, in its sole and absolute discretion, in lieu of the cash compensation issue shares of the Company's common stock at a conversion price of $.75 per share. In the event that the Company secures $7,500,000 in funding, the cash compensation payable to each will be $30,000 per year. In addition, to the cash compensation, each of the named directors will be granted one hundred thousand shares of common stock at the commencement of each year in which they serve on the Board. If the Company reaches its budgetary objective in any year in which any director serves on our Board, each director will be issued an additional 100,000 shares of common stock. If the budgetary objectives are reached in year two or three during their board tenure, Dr. Jones and Mr. McCoy will receive 150,000 shares for each year that the Company meets these objectives.

M. Scott Maguire:

On October 1, 2014 we entered into a Letter Agreement with Mr. McGuire which provides for annual compensation of $15,000 payable quarterly. An additional $3,000 fee will be paid for each Board committee that is chaired by Mr. McGuire. If the Company secures financing in excess of $3,000,000, the annual compensation will increase to $25,000. If the financing exceeds $7,000,000, the annual compensation will be $35,000 per year.

Subject to the adoption of an equity compensation plan, you will be granted 100,000 common stock options at an exercise price equal to the closing price of the Company's common stock on the date immediately preceding the grant date. For a period of five calendar years following execution of the Letter Agreement, Mr. McGuire will be awarded annually an additional 100,000 common stock options at the market price on the date of grant. The annual stock options will be adjusted annually to represent 0.2% of the Company's fully diluted common stock on the date of grant. Mr. McGuire will receive an additional 100,000 common stock options upon the Company's completion of any funding. All option grants will be for a term of ten years and will vest on grant except if Mr. McGuire is terminated for cause.

Kevin Harrington:

On December 23, 2014 we entered into a Board Member Agreement with Kevin Harrington. The term of the Agreement is three years and is non-cancellable during the first year. Mr. Harrington will be paid $20,000 per year in four equal installments commencing on the execution date. The Board may, in its sole and absolute discretion, in lieu of any cash compensation, may issue Mr. Harrington shares of the Company's common stock at a conversion price of $.75 per share. In the event that the Company secures $7,500,000 in funding, the cash compensation payable to each will be $30,000 per year. In addition, to the cash compensation, Mr. Harrington y will be granted one hundred thousand shares of common stock at the commencement of each year in which he serves on the Board. If the Company reaches its budgetary objective in any year in which he serves on our Board, Mr. Harrington will be issued an additional 100,000 shares of common stock. If the budgetary objectives are reached in year two or three during his board tenure, Mr. Harrington will receive 150,000 shares for each year that the Company meets these objectives.

In addition to any compensation paid to Mr. Harrington for serving on our Board, Mr. Harrington will receive a consulting fee of $90,000 per year. He will be awarded an initial stock grant of 800,000 shares of common stock. Additional stock grants may be issued subject to Board approval in years two and three.

John Richard Launie:

Mr. Launie does not receive any additional compensation for serving on our Board of Directors.

In addition to the above compensation, our directors are reimbursed for expenses incurred by them in connection with attending meetings of our Board of Directors.

Bonuses and Deferred Compensation

We do not have any bonus, deferred compensation or retirement plans. All decisions regarding compensation are determined by our Board of Directors.

Options and Stock Appreciation Rights

We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future.

Payment of Post-Termination Compensation

We do not have change-in-control agreements with any of our directors or executive officers, and we are not obligated to pay severance or other enhanced benefits to executive officers upon termination of their employment.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings, no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of our directors, executive officers, promoters or control persons during the past ten years.

Board of Directors

All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors.

Our directors are reimbursed for expenses incurred by them in connection with attending board meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 27, 2014, our majority shareholder, John Cappello and an affiliated entity, Cappello's Inc. which collectively owned 19,312,546 shares of our issued and outstanding common stock sold 11,880,000 shares of its stock under the following terms:

•	5,940,000 shares were sold to the new CEO for $400,000 in cash.
•

4,455,000 shares were sold to Kim Halvorson ("Halvorson"), a related party, for $300,000. The funds of $300,000 were loaned to Halvorson by us and paid to Sellers in exchange for $300,000. The loan receivable for Halvorson is secured by the 4,445,000 shares. On November 21, 2014, this note was subsequently assigned to Emergent Health Management Group, LLC, a related entity comprised of Parcae Capital Corporation, Clover Capital Corporation, Stephen Hussey, Quarry Capital Group, Ltd. and Kimberly Halvorson. The Assignees acquired all of the obligations under the Note and Security Pledge Agreement by assignment from Assignor and will receive all right, title and interest under those documents and assume any and all obligations thereunder. Clover Capital Corporation is controlled by Gregory McCauley. Quarry Capital Group, LTD. is controlled by John Launie.

•

1,485,000 shares were sold to Parcae Capital Corporation and Clover Capital Corporation or their assigns for $100,000 by delivering a note to the Sellers for a term of one year from the Closing Date. These shares will be held by Dr. Cappello and issued pro rata upon payment.

In addition to the above, the Purchasers agree to be responsible for all costs associated with the audit of the Company's financial statements for years ending December 31, 2012 and 2013 and the costs incurred in filing an S-1 Registration Statement with the SEC. To the extent that such costs are paid by us, these amounts will be added to the $300,000 note referenced above. The balance of this note is $343,600 as of September 30, 2014.

Under the terms of a Consulting Agreement dated May 29, 2014, Parcae Capital Corporation and Clover Capital Corporation are each issued 7,500,000 shares of common stock at par value as compensation for advancing the August 27, 2014 transaction to a closure, restructuring the Company, installing a new management team and assisting the team to grow the Company sales.

On November 21, 2014, the $300,000 note receivable from Halverson was subsequently assigned to Emergent Health Management Group, LLC, a related entity comprised of Parcae Capital Corporation, Clover Capital Corporation, Stephen Hussey, Quarry Capital Group, Ltd. and Kimberly Halverson. The Assignees acquired all of the obligations under the Note and Security Pledge Agreement by assignment from Assignor and will receive all right, title and interest under those documents and assume any and all obligations thereunder.

Consulting Agreements

On August 8, 2014, we entered into a consulting agreement with Scott Kufus to assist us with development of our multi-level marketing software, sales functions and shareholder communications. The agreement has a term of six months. We pay Mr. Kufus $6,500 per month during the term of the agreement.

On September 13, 2014, we entered into a consulting agreement with John Souza to assist us with assessment and development of our direct sales software, general advisor, sales and marketing, development of project plan work flow and tracking of key internal implementation projects and assistance with setting up back office support for our Chief Financial Officer. The agreement has a term of six months. We pay Mr. Souza $5,000 per month during the term of the agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of common stock beneficially owned as of June 5, 2013, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or Warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the Closing Date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 2424 North Federal Highway, Suite 257, Boca Raton, FL 33431.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Direct Ownership	Indirect Ownership	Percentage of Class

Executive Officers and Directors
John Launie, President, Chief Executive Officer, Chief Financial Officer and Director(2) (8)	2,160,675	2,160,675		5.2%
Stephen Hussey, Former Chief Executive Officer and Director(3)	5,984,550	5,984,550		14.3%
David P. Jones, Ph.D., Director (4)	110,00	110,000		0.3%
Robert S. McCoy, Jr., Director	100,000	100,000		0.2%
Kevin Harrington, Director	900,000	900,000		2.1%
M. Scott Maguire, Director	100,000	100,000		0.2%

Other 5% Holders
John Cappello, Chief Science Advisor (5)(10)	7,529,876	5,529,876	2,000,000	18.0%
Gregory McCauley (6)	7,669,550	7,669,550		18.3%
Francis Magliocghetti(7)	4,000,000	500,000	3,500,000	9.5%
Emergent Health Management Group, LLC (8) (9)	4,455,000	4,455,000		10.6%

Total Shares owned by our officers and directors (5)	3,370,675			8%

———————

(1)

Based on 41,930,000 shares of common stock issued and outstanding as of the date of this registration statement. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	John Launie, our President, Chief Executive Officer, Chief Financial Officer and Director holds 2,160,675shares.
(3)	Stephen Hussey, our former Chief Executive Officer and Director, holds 5,984,550 common shares indirectly held by Stephen Hussey IRAIRA.
(4)	David P. Jones, Ph.D. purchased 10,000 common shares in an open market purchase on December 4, 2014, and received 100,000 shares on December 15, 2014 for services rendered.

(5)

Dr. John Cappello holds 5,529,876 common shares directly and holds 2,000,000 shares indirectly in the name of Castle Holding Corp., an entity controlled by him and Cappello's, Inc., a South Carolina Corporation he controls. This does include 415,800 shares held in escrow pursuant to a Stock Purchase Agreement dated August 27, 2014between Parcae Capital Corp. and Clover Capital Corp, John Cappello and Cappello's Inc.

(6)	Gregory McCauley, our Corporate Counsel, holds 7,669,550 shares directly.
(7)	Fran Magliochetti holds 500,000 shares directly and 3,500,000 shares in the name of the FPM QTIP Trust. The trust has an independent trustee and Mr. Magliochetti is the sole beneficiary.
(8)

John Launie, our president, Chief Executive Officer, Chief Financial Officer and Director holds 2,160,675 shares in the name of Quarry Capital Group, Ltd., a Massachusetts corporation which he controls. These shares represent 48.5% of the shares held by Emergent Health Management Group, LLC.

(9)	Kimberly Halvorson, a former employee, holds 2,160,675 shares which represents 48.5% of the shares held by Emergent Health Management Group, LLC.
(10)

Does not include any additional shares of common stock that may be issued pursuant to the fully ratchet anti-dilution provisions contained in the Stock Purchase Agreement entered into between Dr. Cappello, Parcae Capital and Clover Capital.

DESCRIPTION OF CAPITAL STOCK, CONVERTIBLE NOTES AND WARRANTS

Authorized Capital Stock

As of the date of this prospectus, the Company is authorized to issue 200,000,000 shares of common stock and 20,000,000 shares of preferred stock, having a par value of $0.001 per share. We have 41,930,000 common shares and no preferred shares

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so.

Holders of our common stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors after taking into account various factors, including:

•	general business conditions;
•	industry practice;
•	our financial condition and performance;
•	our future prospects;
•	our cash needs and capital investment plans;
•	our obligations to holders of any preferred stock we may issue;
•	income tax consequences; and
•	the restrictions Nevada and other applicable laws and our credit arrangements then impose.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Preferred Stock

We are authorized to issue 20,000,000 blank check preferred shares. We have no shares of preferred stock outstanding. Our Board of Directors can designate the rights, terms and preferences of our preferred shares.

Convertible Notes

A detailed description of the terms of the Notes is contained in our discussion "Description of the Notes".

Warrants

The following is a brief summary of certain terms and conditions of the warrants which are being sold together with the convertible notes.

The warrants will be issued as individual warrant agreements to the investors. You should review a copy of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable at any time after their original issuance, and at any time up to the date that is three years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice subject to an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $1.00 per share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not plan to either register or apply to list the warrants on any exchange or electronic quotation system.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder's ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant

PLAN OF DISTRIBUTION

We are offering up to $7,500,000 of convertible promissory notes and 3,750,000 warrants which will not be registered.

The Principal Amount of the Note and any accrued but unpaid interest shall be due and payable on the earlier of (the "Maturity Date"): (i) the day prior to the close of business on the business day immediately preceding twenty four (24) months after issuance or (ii) an Acquisition Transaction which shall mean the sale of all or substantially all of the Company's assets or equity securities (by merger, acquisition, or otherwise).

Funds from this offering will not be placed in a separate bank account. We will have immediate use of the net proceeds. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment. There are no finders involved in our distribution.

You will not have the right to withdraw your funds during the offering.

We will sell the Securities in this offering through our officers and directors. They will receive no commission from the sale of the Securities. Our officers and directors will not register as a broker-dealer under section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that:

•	The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation; and,
•	The person is not compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
•	The person is not at the time of their participation, an associated person of a broker/dealer; and,
•

The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months; and (C) does not participate in selling and offering of securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

We hereby confirm that our directors and officers are not statutorily disqualified, are not being compensated, and are not associated with a broker/dealer. They will continue to be our officers and directors at the end of the offering and have not been, during the last twelve months a broker/dealer or associated with a broker/dealer. They will not participate in selling and offering securities for any issuer more than once every twelve months.

Only after our registration statement is declared effective by the Securities and Exchange Commission, do we intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. We will not utilize the Internet to advertise our offering. Our officers and directors will also distribute the prospectus to potential investors at meetings, to business associates, and to friends and relatives who are interested in a possible investment in the offering. No shares purchased in this offering will be subject to any kind of lock-up agreement.

The Company reserves the right to sell the Securities in this offering though a placement agent, broker, dealer, finder, underwriter and/or wholesaler. We will provide an applicable prospectus supplement (i) the identity of any underwriter, dealer or agent, (ii) any compensation we will pay to underwriters, dealers or agents in connection with the offering of the Securities, (iii) any discounts, concessions or commissions allowed by underwriters to participating dealers, (iv) the amounts underwritten; and (v) the nature of the underwriter's or underwriters' obligation to take the Securities. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

Section 15(g) of the Exchange Act – Penny Stock Rules

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the OTC Markets OTCQB, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
•	contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;
•	contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
•	contains a toll-free telephone number for inquiries on disciplinary actions;
•	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
•	Contains such other information and is in such form (including language, type, size, and format) as the Securities and Exchange Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

•	with bid and offer quotations for the penny stock;
•	the compensation of the broker-dealer and its salesperson in the transaction;
•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
•	monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our securities because it will be subject to these penny stock rules. Therefore, security holders may have difficulty selling those securities.

Regulation M

Each of our officers and directors, who will promote the shares, is aware that he is required to comply with the provisions of Regulation M, promulgated under the Securities and Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes officers and/or directors, sales agents, any broker-dealers or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Offering Period and Expiration Date

This offering will start on the date that this registration statement is declared effective by the Securities and Exchange Commission and continue for a period of 365 days, or sooner if the offering is completed or otherwise terminated by us.

We will not offer to sell through the use or medium of any prospectus or otherwise any security until this registration statement is declared effective by the Securities and Exchange Commission.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements of our company included in this prospectus and in the registration statement have been audited by Anton & Chia, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act for the Securities in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our Securities, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We will be required file periodic reports under the Exchange Act, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

EMERGENT HEALTH CORPORATION

CONDENSED BALANCE SHEETS

	September 30,	December 31,
	2014	2013
	(unaudited)
ASSETS

Current assets:
Cash	$496,691	$814,269
Inventory	153,751	207,633
Note receivable – related party	343,600	—
Prepaid expenses	10,752	7,631
Total current assets	1,004,794	1,029,533

Office equipment	3,277	—
Security deposit	17,688	—
Intangible assets, net	2,668	2,932

TOTAL ASSETS	$1,028,427	$1,032,465

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Accounts payable	$2,698	$26,759
Accrued commissions	25,749	31,437
Accrued income taxes	76,746	16,990
Total current liabilities	105,193	75,186

Stockholder's equity:
Preferred stock, $.001 par value; 20,000,000 shares authorized; issued and outstanding, -0-	—	—
Common stock, $.001 par value; 50,000,000 shares authorized; issued and outstanding, 39,800,000and 24,800,000, respectively	39,800	24,800
Additional paid in capital	596,200	461,200
Retained earnings	287,234	471,279
Total stockholder's equity	923,234	957,279

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,028,427	$1,032,465

The accompanying notes are an integral part of these condensed unaudited financial statements.

EMERGENT HEALTH CORP.

CONDENSED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Gross sales	$222,800	$384,789	$712,847	$1,228,928
Less: returns	1,092	3,779	4,083	11,720
Less: commissions	76,156	130,081	236,576	434,824
Net Sales	145,552	250,929	472,188	782,384

Cost of sales	33,628	51,636	118,197	197,426
Less: warehousing and fulfillment costs	42,544	43,516	110,276	121,980
Gross margin	69,380	155,777	243,715	462,978

Operating expenses:
Selling, general and administrative	136,104	62,044	251,603	206,845
Royalty	9,000	15,000	27,400	47,000
Stock-based compensation	—	—	150,000	—
Total operating expenses:	145,104	77,044	429,003	253,845

Net operating income (loss)	(75,724)	78,733	(185,288)	209,133
Interest income	431	437	1,243	1,419
Net income (loss) before income taxes	(75,293)	79,170	(184,045)	210,552

Provision for income taxes:
State	—	8,000	—	20,000
Federal	—	18,000	—	50,000
Total provision for income taxes	—	26,000	—	70,000

Net income (loss)	$(75,293)	$53,170	$(184,045)	$140,552

Net income (loss) per common share, basic and diluted	$(0.002)	$0.002	$(0.006)	$0.006

Weighted average number of common shares outstanding, basic and diluted	39,800,000	24,800,000	31,638,235	24,800,000

The accompanying notes are an integral part of these condensed unaudited financial statements.

EMERGENT HEALTH CORPORATION

CONDENSED UNAUDITED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
OPERATING ACTIVITIES:
Net (Loss) Income	$(184,045)	$140,552
Adjustments to reconcile net income (loss) to net cash (used) / provided by operating activities:
Amortization of intangible asset	264	264
Issuance of shares for consulting services	150,000	—
Changes in operating assets and liabilities:
Inventory	53,882	(49,708)
Note receivable	(343,600)	—
Prepaid expenses	(3,121)	5,779
Accounts payable	(24,061)	25,600
Accrued commissions	(5,688)	(13,216)
State taxes payable	—	20,000
Federal taxes payable	59,756	20,000
CASH (USED) / PROVIDED BY OPERATING ACTIVITIES	(296,613)	149,271

INVESTING ACTIVITIES:
Purchase of office equipment	(3,277)	—
Leasehold security deposit	(17,688)	—
CASH (USED IN) FINANCING ACTIVITIES	(20,965)	—

NET INCREASE (DECREASE) IN CASH	(317,578)	149,271
CASH, BEGINNING OF PERIOD	814,269	737,298
CASH, END OF PERIOD	$496,691	$886,569

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
Income taxes paid	$—	$67,500

The accompanying notes are an integral part of these condensed unaudited financial statements.

EMERGENT HEALTH CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

1.

Nature of Business

Emergent Health Corp, ("EHC" or the "Company") was incorporated in the State of Nevada on April 27, 2006. The Company engages in the development and sale of proprietary regenerative medicine, nutraceuticals and phytonutritionals in the United States and internationally. The current product offerings are rooted in patent and patent pending nutrition formulas that are marketed through a direct to consumer sales model that has been successful in growing a stream of approximately $1 million in revenue annually with more than 800 customers. The Company's current marketing plan calls for a rebranding strategy to the name "Cellaviv" with a targeted series of well-designed campaigns that have been successfully implemented previously and are being utilized currently by other direct sales companies. EHC has licensed patented and patent pending nutritionally designed products such as JDI MultiVitamin Multi Mineral With Stem Cell Nutrition, Hungarest Diet & Energy Aid, Vita-Stim Concentrate, Vita-Stim Stem Cell Nutrition, Neuvitale Life Support, EmergentO2 Water Oxygenator, Miracle Serum, Cardio Forte, Infinity and Infinity Plus Anti Aging, NeuStem Cell Helper and ResoluCan Nutritional.

2.

Summary of Significant Accounting Policies

Basis of Presentation

The condensed unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP").

Reclassification

Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company. These reclassifications include reclassifying the Company's warehousing and fulfillment costs to Cost of Sales, as these warehousing and fulfillments related expenditures were previously grouped with Operating expenses. The reclassifications had no effect on net income or assets and liabilities.

Use of Estimates

Preparation of the Company's condensed unaudited financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as well as the reported amounts of revenue and expenses. Accordingly, actual results could differ from those estimates. There are no estimates used in the preparation of the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents, if any, include all highly liquid instruments with an original maturity of three months or less at the date of purchase. As of September 30, 2014, the Company had no cash equivalents.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of September 30, 2014, cash exceeded federally insured limits by $246,691. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Fair Value of Financial Instruments

The Company accounts for the fair value of financial instruments in accordance with the FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"). Topic 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures.

EMERGENT HEALTH CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair measurement.

The fair value of the Company's cash, accounts payable and accrued expenses approximate carrying value because of the short-term nature of these items.

Revenue Recognition

The Company recognizes revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company records revenue when an order is filled. The Company typically receives payment via credit card at the time the order is made.

Sales Returns and Allowances

The Company's policy is to refund the amount of a purchase within thirty days of the sale if the customer is not satisfied with the product. Such amounts are included in net sales and amounted to $1,092 and $3,779 for the three months ended September 30, 2014 and 2013, respectively and $4,083 and $11,720 for the nine months ended September 30, 2014 and 2013, respectively.

Inventories

Inventories consist primarily of finished goods of bottled supplements and raw materials used in their production and are stated at the lower of cost (first-in first-out method) or market value. The Company is a Distributor and outsources the manufacturing of its products. The outsourcing costs are included in finished goods and cost of goods sold. There is no reserve for obsolescence in any of the inventory amounts presented, as the Company considers all goods current and sellable.

The Company records shipping costs in accordance with EITF 00-10 Accounting for Shipping and Handling Fees and Costs. Accordingly, the shipping costs is shown in the financial statements to be included with warehousing and fulfillment costs. Shipping costs for the three months ended September 30, 2014 and 2013 was $29,718 and $24,158, respectively and for the nine months ended September 30, 2014 and 2013 were $60,151 and $56,755, respectively.

Intangible Assets

The Company capitalizes costs associated with the acquisition of patents and trademarks. It amortizes these costs over fifteen years using the straight line method. The costs on the Balance Sheet are for trademarks registered in the name of EHC.

Income Taxes

The Company account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

EMERGENT HEALTH CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

As a result of the implementation of certain provisions of ASC 740, Income Taxes ("ASC 740"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined, ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We adopted the provisions of ASC 740 as of January 1, 2007, and have analyzed filing positions in each of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. We have identified the U.S. federal and Pennsylvania as our "major" tax jurisdictions. Generally, we remain subject to Internal Revenue Service examination of our 2009 through 2011 U.S. federal income tax returns, and remain subject to Pennsylvania Franchise Tax Board examination of our 2008 through 2011 Pennsylvania Franchise Tax Returns.

We believe that our income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. In addition, we did not record a cumulative effect adjustment related to the adoption of ASC 740. Our policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

Commissions

The Company pays commission expense to its distributors under an MLM arrangement down to seven levels at the rates of 20%, 10%, 10%, 2.5%, 2.5%, 2.5% and 2.5%, respectively. Commissions are earned by the distributors at the time of sale. The Company records commission expense in accordance with EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer. Accordingly, the commission expense is shown in the financial statements as a reduction to sales. Commission expense for the three months ended September 30, 2014 and 2013 was $76,156 and $130,081, respectively and for the nine months ended September 30, 2014 and 2013 were $236,576 and $434,824, respectively.

Basic and Diluted Earnings per Share

The Company computes net income per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options, warrants or debentures. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. A convertible note in the amount of $216,000 was converted into 1,800,000 common shares as of June 1, 2012.

3.

Going Concern

For the Company to stay compliant as a public entity, we will have to comply with numerous financial reporting and legal requirements, including those pertaining to audits and internal control. The costs of this compliance could be significant. If our revenues are insufficient, and/or we cannot satisfy many of these costs through the issuance of our shares, we may be unable to satisfy these costs in the normal course of business that would result in our being unable to continue as a going concern.

4.

Inventories

The components of inventories are as follows at the respective dates:

	September 30, 2014	December 31, 2013
Raw materials	$89,100	$124,060
Finished goods	64,651	83,573
Total	$153,751	$207,633

The cost of outsourced manufacturing is included in the carrying value of items held in finished goods.

EMERGENT HEALTH CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

5.

Commitments

Operating Leases

The Company entered into an operating lease for its new corporate headquarters in Boca Raton, FL on September 19, 2014. The reason for this move is due to the fact that key management and strategic marketing leaders are located in Florida. The term of the lease is for 66 months and runs from October 1, 2014 and expires on March 31, 2020. The Company placed a security deposit for the Boca Raton location amounting to $17,688.46 and prepaid rent in the amount of $8,844.23. Future minimum rental payments under this lease are as follows:

2014	$11,102
2015	91,163
2016	108,458
2017	110,381
2018	112,360
Thereafter	143,390

The Company also leases a satellite office in King of Prussia, PA under an operating lease dated August 31, 2013. The lease expires August 31, 2015 and the Company has no plans to renew the lease. Future minimum rental payments for the years ended December 31 are as follows:

2014	$13,420
2015	9,240
Total	$22,660

Rental expense under this lease amounted to $9,955 for the nine months ended September 30, 2014.

6.

Employee Benefit Plan

The Company sponsored a Retirement Savings Plan consisting of a SEP IRA Plan (the "Plan") which covered the major shareholder and his wife. Under the Plan, an employee was required to have worked for the Company for three years. The Company contributed $11,075 under the Plan for the nine months ended September 30, 2014.

7.

Related Party Transactions

The Company had a licensing agreement with John V. Cappello, a shareholder of the Company, who has assigned the patent to Cappello's Inc., a corporation that he is the sole shareholder of. Under this agreement, the Company paid a royalty of approximately 4% of gross sales to the assignee which is shown on the income statement as royalty expense. Royalty expense was $27,400 as of and for the nine months ended September 30, 2014. There were no accrued royalty fees outstanding as of September 30, 2014.

On August 27, 2014, the Company entered into a new licensing agreement with Cappello's, Inc., whereby the Company will pay royalty fees based on net yearly sales on a graduated declining royalty rate ranging from 5% to 2% based on incremental net sales ranging from $0 to $5,000,000 and 1% on net sales in excess of $5,000,000.

An entity comprised of three officers of the Company, Parcae Capital Corp. and Clover Capital Corporation formed a new entity ("Emergent Health Management Group, LLC" or "EHMG"), with each of the aforementioned parties having 20% interest in the Company. As described in Note 10, this entity purchased 4,455,000 common stock of the Company for $300,000 from John Cappello, former CEO, under a note issued by the Company to EHMG. In addition to the note, EHMG is responsible for the cost of the audit of the financial statements and the filing of the S-1 with the SEC.

EMERGENT HEALTH CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

8.

Business Concentration

Suppliers

During the nine months ended September 30, 2014, one supplier provided 100% of the raw material purchases and one supplier provided 84% of finished goods purchases, respectively. As of September 30, 2014, this one supplier represented 0% of accounts payable. We do not believe that the loss of either of or both of these suppliers would have a material adverse effect on our financial condition or results of operations as there are other suppliers in the marketplace that would be a suitable alternative.

9.

Capital Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, having a par value of $0.001 per share, and 50,000,000 shares of common stock, having a par value of $0.001 per share.

There is no preferred stock outstanding at both September 30, 2014 and December 31, 2013. Shares of common stock issued and outstanding were 24,800,000 shares at December 31, 2013 and 39,800,000 at September 30, 2014.

On June 1, 2012, a convertible note in the amount of $200,000 which bore interest at 8% was converted into 1,800,000 shares of common stock in an amount of $216,000 which was credited to stockholders' equity.

On May 29, 2014, 15,000,000 shares of common stock were issued to Parcae Capital Corp. and Clover Capital Corporation for consulting services rendered to the Company.

10.

Warehouse and Fulfillment Costs

The Company outsources its warehouse and fulfillment costs using a third-party provider. This arrangement is done under a contract which expired on August 31, 2014 and calls for a payment per order picked plus a monthly pallet storage fee, recorded under warehouse and fulfillment costs. The third-party provider is providing services under the terms of the expired contract until negotiations for the new contract are completed. Costs under this arrangement were $110,276 and $121,980 for the nine months ended September 30, 2014 and 2013, respectively.

11.

Material Events

On August 27, 2014 (the "Closing Date"), the majority shareholder of the Company, John Cappello ("JC") and an affiliated entity, Cappello's Inc. ("CI"), (collectively referred to as "Sellers"), which collectively owned 19,312,546 shares of the issued and outstanding common stock of the Company, sold 11,880,000 shares of its stock for $800,000 to a group comprised of a new management team and Parcae Capital Corp. ("Parcae") and Clover Capital Corporation ("Clover"), (collectively referred to as "Purchasers"), under the following terms:

•	5,940,000 shares were sold to the new CEO for $400,000 in cash.
•

4,455,000 shares were sold to Kim Halvorson ("Halvorson"), a related party, for $300,000. The funds of $300,000 were loaned to Halvorson by the Company and paid to Sellers in exchange for $300,000. The loan receivable for Halvorson is secured by the 4,445,000 shares. On November 21, 2014, this note was subsequently assigned to Emergent Health Management Group, LLC, a related entity comprised of Parcae Capital Corp., Clover Capital Corp., Stephen Hussey, Quarry Capital Group, Ltd. and Kimberly Halvorson. The Assignees acquired all of the obligations under the Note and Security Pledge Agreement by assignment from Assignor and will receive all right, title and interest under those documents and assume any and all obligations thereunder.

•

1,485,000 shares were sold to Parcae and Clover or their assigns for $100,000 by delivering a note to the Sellers for a term of one year from the Closing Date. These shares will be held by JC and issued pro rata upon payment.

EMERGENT HEALTH CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

In addition to the above, the Purchasers agree to be responsible for all costs associated with the audit of the Company's financial statements for years ending December 31, 2012 and 2013 and the costs incurred in filing an S-1 Registration Statement with the SEC. To the extent that such costs are paid by the Company, these amounts will be added to the $300,000 note referenced above. The balance of this note is $343,600 as of September 30, 2014.

Under the terms of a Consulting Agreement dated May 29, 2014, Parcae and Clover are each issued 7,500,000 shares of common stock at par value as compensation for advancing the August 27, 2014 transaction to a closure, restructuring the Company, installing a new management team and assisting the team to grow the Company sales.

12.

Subsequent Event

On October 1, 2014, the Company entered into an agreement with Scott Maguire ("Maguire"). Maguire will serve as Chairman of the Board of Directors for the Company and receive $15,000 annually and $3,000 annually for each board committee chair occupied. Maguire will also receive an option of 100,000 shares upon signing the agreement and 100,000 shares on each 12 month anniversary for the next five years from the effective date of the agreement.

The Company issued 930,000 shares of its authorized common stock for $200,000 under a Private Placement Memorandum dated November 1, 2014.

On November 13, 2014, the Company amended their articles of incorporation. The Company is now authorized to issue a total of 200,000,000 shares of common stock and 20,000,000 of preferred stock.

On November 21, 2014, the $300,000 note receivable from Halvorson was subsequently assigned to Emergent Health Management Group, LLC, a related entity comprised of Parcae Capital Corp., Clover Capital Corp., Stephen Hussey, Quarry Capital Group, Ltd. and Kimberly Halvorson. The Assignees acquired all of the obligations under the Note and Security Pledge Agreement by assignment from Assignor and will receive all right, title and interest under those documents and assume any and all obligations thereunder.

On December 15, 2014, the Company entered into an agreement with Dr. David P. Jones ("Jones"). Jones will serve as a director on the Board of Directors for the Company and receive $5,000 per quarter and 100,000 shares of common stock, both of which will increase if the Company meets its predetermined capital raise of $7,500,000.

On December 17, 2014, the Company entered into an agreement with Robert S. McCoy, Jr. ("McCoy"). McCoy will serve as a director on the Board of Directors for the Company and receive $5,000 per quarter and 100,000 shares of common stock, both of which will increase if the Company meets its predetermined capital raise of $7,500,000.

On December 23, 2014, the Company entered into an agreement with Kevin Harrington ("Harrington"). Harrington will serve as a director on the Board of Directors for the Company and receive $5,000 per quarter and 100,000 shares of common stock, both of which will increase if the Company meets its predetermined capital raise of $7,500,000. Harrington is also engaged as an independent contractor and consultant, where he will act as spokesperson on behalf of the Company. Harrington will be compensated in his role as an independent contractor and consultant with a stock grant of 800,000 shares and $7,500 per month.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Emergent Health Corporation

We have audited the accompanying balance sheets of Emergent Health Corporation (the "Company") as of December 31, 2013 and 2012, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Anton & Chia, LLP

Newport Beach, CA

December 5, 2014

EMERGENT HEALTH CORPORATION

BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS

Current assets:
Cash	$814,269	$737,298
Inventory	207,633	157,423
Prepaid insurance	7,631	7,705
Total current assets	1,029,533	902,426

Intangible assets, net	2,932	3,284

TOTAL ASSETS	$1,032,465	$905,710

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Accounts payable	$26,759	$—
Accrued commissions	31,437	54,968
Accrued income taxes	16,990	14,490
Total current liabilities	75,186	69,458

Stockholder's equity:
Preferred stock, $.001 par value, 20,000,000 shares authorized, -0- shares issued and outstanding	—	—
Common stock, $.001 par value, 50,000,000 shares authorized, 24,800,000 shares issued and outstanding	24,800	24,800
Additional paid in capital	461,200	461,200
Retained earnings	471,279	350,252
Total stockholder's equity	957,279	836,252

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,032,465	$905,710

The accompanying notes are an integral part of these financial statements.

EMERGENT HEALTH CORPORATION

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

Gross Sales	$1,540,712	$2,130,564
Less: Returns	15,348	28,563
Less: Commissions	535,529	736,248
Net sales	989,835	1,365,753

Cost of sales	260,794	483,453
Gross margin	729,041	882,300

Operating expenses:
Selling, general and administrative	305,109	359,044
Warehousing and fulfillment costs	174,746	217,790
Royalty	60,000	80,000
Total operating expenses:	539,855	656,834

Net operating income	189,186	225,466
Interest income	1,841	3,585
Interest expense	—	(17,411)
Net income before income taxes	191,027	211,640

Provision for income taxes:
State	20,000	22,000
Federal	50,000	58,000
Total provision for income taxes	70,000	80,000

Net income	$121,027	$131,640

Basic and diluted per share data:
Net income per share
-basic	$0.0049	$0.0055
-diluted	$0.0049	$0.0053
Weighted average common shares outstanding
-basic	24,800,000	24,047,541
-diluted	24,800,000	24,800,000

The accompanying notes are an integral part of these financial statements.

EMERGENT HEALTH CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Series A Preferred Stock		Additional		Total
	Number		Number		paid in	Retained	Stockholders'
	of shares	Amount	of shares	Amount	capital	Earnings	Equity

Balance at December 31, 2011	23,000,000	$23,000	20,000	$20,000	$247,000	$218,612	$508,612

Net Income						131,640	131,640
Repayment of Preferred shares			(20,000)	(20,000)	—	—	(20,000)
Redemption of Convertible Note	1,800,000	1,800	—	—	214,200	—	216,000

Balance at December 31, 2012	24,800,000	24,800	—	—	461,200	350,252	836,252

Net Income	—	—	—	—	—	121,027	121,027

Balance at December 31, 2013	24,800,000	$24,800	—	$—	$461,200	$471,279	$957,279

The accompanying notes are an integral part of these financial statements.

EMERGENT HEALTH CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
OPERATING ACTIVITIES:
Net Income	$121,027	$131,640
Adjustments to reconcile net income to net cash provided by / (used by) operating activities:
Amortization of intangible asset	352	352
Issuance of shares for interest on convertible note	—	16,000
Changes in operating assets and liabilities:
Inventory	(50,210)	(132,006)
Prepaid insurance	74	(7,705)
Accounts payable	26,759	(11,312)
Accrued commissions	(23,531)	34,651
State taxes payable	7,500	(12,307)
Federal taxes payable	(5,000)	(48,573)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	76,971	(29,260)

FINANCING ACTIVITIES:
Repayment of preferred stock	—	(20,000)
Payment of investor notes	—	(200,000)
CASH (USED IN) FINANCING ACTIVITIES	—	(220,000)

NET INCREASE / (DECREASE) IN CASH	76,971	(249,260)
CASH, BEGINNING OF YEAR	737,185	986,558
CASH, END OF YEAR	$814,156	$737,298

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
Income taxes paid	$67,500	$140,880
Interest paid	$—	$1,411

Supplemental schedule of non-cash financing activities:
Redemption of convertible note	$—	$200,000
Shares issued in lieu of interest expense	$—	$16,000

The accompanying notes are an integral part of these financial statements.

EMERGENT HEALTH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1.

Nature of Business

Emergent Health Corp, ("EHC" or the "Company") was incorporated in the State of Nevada on April 27, 2006. The Company engages in the development and sale of proprietary regenerative medicine, nutraceuticals and phytonutritionals in the United States and internationally. The current product offerings are rooted in patent and patent pending nutrition formulas that are marketed through a direct to consumer sales model that has been successful in growing a stream of approximately $1 million in revenue annually with more than 800 customers. The Company's current marketing plan calls for a rebranding strategy to the name "Cellaviv" with a targeted series of well-designed campaigns that have been successfully implemented previously and are being utilized currently by other direct sales companies. EHC has licensed patented and patent pending nutritionally designed products such as JDI MultiVitamin Multi Mineral With Stem Cell Nutrition, Hungarest Diet & Energy Aid, Vita-Stim Concentrate, Vita-Stim Stem Cell Nutrition, Neuvitale Life Support, EmergentO2 Water Oxygenator, Miracle Serum, Cardio Forte, Infinity and Infinity Plus Anti Aging, NeuStem Cell Helper and ResoluCan Nutritional.

2.

Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP").

Use of Estimates

Preparation of the Company's financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as well as the reported amounts of revenue and expenses. Accordingly, actual results could differ from those estimates. There are no estimates used in the preparation of the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents, if any, include all highly liquid instruments with an original maturity of three months or less at the date of purchase. At December 31, 2013 and December 31, 2012, the Company had no cash equivalents.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. At December 31, 2013 and 2012 cash exceeded federally insured limits by $558,628 and $487,185, respectively. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Fair Value of Financial Instruments

The Company accounts for the fair value of financial instruments in accordance with the FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"). Topic 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures.

The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair measurement.

EMERGENT HEALTH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The fair value of the Company's cash, accounts payable and accrued expenses approximate carrying value because of the short-term nature of these items.

Revenue Recognition

The Company recognizes revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company records revenue when an order is filled. The Company typically receives payment via credit card at the time the order is made.

Sales Returns and Allowances

The Company's policy is to refund the amount of a purchase within thirty days of the sale if the customer is not satisfied with the product. Such amounts are included in net sales and amounted to $15,348 and $28,563 in 2013 and 2012, respectively.

Inventories

Inventories consist primarily of finished goods of bottled supplements and raw materials used in their production and are stated at the lower of cost (first-in first-out method) or market value. The Company is a Distributor and outsources the manufacturing of its products. The outsourcing costs are included in finished goods and cost of goods sold. There is no reserve for obsolescence in any of the inventory amounts presented, as the Company considers all goods current and sellable.

Intangible Assets

The Company capitalizes costs associated with the acquisition of patents and trademarks. It amortizes these costs over fifteen years using the straight line method. The costs on the Balance Sheet are for trademarks registered in the name of EHC.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As a result of the implementation of certain provisions of ASC 740, Income Taxes ("ASC 740"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined, ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We adopted the provisions of ASC 740 as of January 1, 2007, and have analyzed filing positions in each of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. We have identified the U.S. federal and Pennsylvania as our "major" tax jurisdictions. Generally, we remain subject to Internal Revenue Service examination of our 2009 through 2011 U.S. federal income tax returns, and remain subject to Pennsylvania Franchise Tax Board examination of our 2008 through 2011 Pennsylvania Franchise Tax Returns.

We believe that our income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. In addition, we did not record a cumulative effect adjustment related to the adoption of ASC 740. Our policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

EMERGENT HEALTH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Commissions

The Company pays commission expense to its distributors under an MLM arrangement down to seven levels at the rates of 20%, 10%, 10%, 2.5%, 2.5%, 2.5% and 2.5%, respectively. Commissions are earned by the distributors at the time of sale. The Company records commission expense in accordance with EITF01-9 Accounting for Consideration Given by a Vendor to a Customer. Accordingly, the commission expense is shown in the financial statements as a reduction to sales. Commission expense for the years ended December 31, 2013 and 2012 were $535,529 and $736,248, respectively.

Basic and Diluted Earnings per Share

The Company computes net income per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options, warrants or debentures. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. A convertible note in the amount of $216,000 was converted into 1,800,000 common shares as of June 30, 2012.

3.

Inventories

The components of inventories are as follows at December 31:

	2013	2012
Raw materials	$124,060	$71,940
Finished goods	83,573	85,483
Total	$207,633	$157,423

The cost of outsourced manufacturing is included in the carrying value of items held in finished goods.

4.

Commitments

Operating Leases

The Company leases its office space under an operating lease dated August 31, 2013. The lease expires August 31, 2015 and the Company has no future plans to renew the lease. Future minimum rental payments for the years ended December 31 are as follows:

2014	$13,420
2015	9,240
Total	$22,660

Rental expense under this lease amounted to $12,420 and $13,560 in 2013 and 2012, respectively.

5.

Employee Benefit Plan

The Company sponsored a Retirement Savings Plan consisting of a SEP IRA Plan (the "Plan") which covered the major shareholder and his wife. Under the Plan, an employee was required to have worked for the Company for three years. The Company contributed $24,503 and $17,725 under the Plan in 2013 and 2012, respectively.

EMERGENT HEALTH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

6.

Related Party Transactions

The Company has entered into a licensing agreement with John V. Cappello, the majority shareholder of the Company, who has assigned the patent to Cappello's Inc., a corporation that he is the sole shareholder of. Under this agreement, the Company pays a royalty of approximately 4% of gross sales to the assignee which is shown on the income statement as royalty expense. Royalty expense was $60,000 and $80,000 for the years ended December 31, 2013 and 2012, respectively. There were no accrued royalty fees outstanding as of December 31, 2013 ad 2012.

Commissions paid to John V. Cappello and his wife, Sallie Cappello, amounted to $11,735 and $7,557 for the years ended December 31, 2013 and 2012, respectively. Accrued commissions owed to John V. Cappello and Sallie Cappello as of December 31, 2013 were $538 and $538, respectively.

7.

Business Concentration

Suppliers

During the years ended December 31, 2013 and 2012, one supplier provided 100% of the raw material purchases and one supplier provided 85% and 90 % of finished goods purchases, respectively. As of December 31, 2013 and 2012 another supplier represented 96% and 0% of accounts payable, respectively. We do not believe that the loss of either of or both of these suppliers would have a material adverse effect on our financial condition or results of operations as there are other suppliers in the marketplace that would be a suitable alternative.

8.

Capital Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, having a par value of $0.001 per share, and 50,000,000 shares of common stock, having a par value of $0.001 per share.

There is no preferred stock outstanding at both December 31, 2013 and 2012. Shares of common stock issued and outstanding were 24,800,000 shares at both December 31, 2013 and 2012.

On June 1, 2012, a convertible note in the amount of $200,000 which bore interest at 8% was converted into 1,800,000 shares of common stock in an amount of $216,000 which was credited to stockholders' equity.

9.

Warehouse and Fulfillment Costs

The Company outsources its warehouse and fulfillment costs using a third-party provider. This arrangement is done under a contract which expired on August 31, 2014 and calls for a payment per order picked plus a monthly pallet storage fee, recorded under warehouse and fulfillment costs. Costs under this arrangement were $78,380 and $110,802 for the years ended December 31, 2013 and 2012, respectively.

10.

Income Taxes

Income tax provision is summarized as follows:

	Year Ended December 31,
	2013	2012
Current:
Federal	$50,000	$58,000
State	20,000	22,000
Income tax provision	$70,000	$80,000

EMERGENT HEALTH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The actual income tax provision differs from the "expected" tax computed by applying the Federal corporate tax rate of 35% to the income before income taxes as follows:

	Year Ended December 31,
	2013	2012
"Expected" income tax	35%	35%
State tax expense	(10)%	(10)%
Other	11%	13%
Income tax provision	36%	38%

The Company has immaterial timing differences between book and tax, as a result has no deferred tax assets or deferred tax liabilities.

As a result of the implementation of ASC 740, we recognized no material adjustment to unrecognized tax benefits. We have incurred no interest or penalties as of December 31, 2013 and 2012.

11.

Subsequent Events

On August 27, 2014 (the "Closing Date"), the majority shareholder of the Company, John Cappello ("JC") and an affiliated entity, Cappello's Inc. ("CI"), (collectively referred to as "Sellers"), which collectively owned 19,312,546 shares of the issued and outstanding common stock of the Company, sold 11,880,000 shares of its stock for $800,000 to a group comprised of a new management team and Parcae Capital Corp. ("Parcae") and Clover Capital Corporation ("Clover"), (collectively referred to as "Purchasers"), under the following terms:

•	5,940,000 shares were sold to the new CEO, Stephen Hussey, for $400,000 in cash.
•	4,455,000 shares were sold to Kim Halvorson, a related party, for $300,000.
•

1,485,000 shares were sold to Parcae and Clover or their assigns for $100,000 by delivering a note to the Sellers for a term of one year from the Closing Date. These shares will be held by JC and issued pro rata upon payment.

In addition to the above, the Purchasers agree to be responsible for all costs associated with the audit of the Company's financial statements for years ending December 31, 2012 and 2013 and the costs incurred in filing an S-1 Registration Statement with the SEC. To the extent that such costs are paid by the Company, these amounts will be added to the $300,000 note referenced above.

Under the terms of a Consulting Agreement dated May 29, 2014, Parcae and Clover are each issued 7,500,000 shares of common stock at par value as compensation for advancing the August 27, 2014 transaction to a closure, restructuring the Company, installing a new management team and assisting the team to grow the Company sales.

The Company also issued 930,000 shares of its authorized common stock for $200,000 under a Private Placement Memorandum dated November 1, 2014.

EMERGENT HEALTH CORP.

$ 7,500,000 CONVERTIBLE NOTES
10,000,000 SHARES OF COMMON STOCK UNDERLYING THE NOTES
3,750,000 Warrants exercisable at $1.00 per shared

———————

PROSPECTUS

———————

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Date of This Prospectus is February __, 2015

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.

Other Expenses and Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of Securities being registered.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the ordinary shares being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee		$871.50
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

———————

* To be filed by Amendment.

Item 14.

Indemnification of Directors and Officers

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The Articles of Incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our Company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct meets the requirements of Nevada law to impose such liability. The provision, however, does not alter the applicable standards governing a director's or officer's fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation's articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation's articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

We may also indemnify a director, officer, employee or agent of the Company will be indemnified against all expense, liability, and loss (including attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with any threatened, pending, or completed action suit, or proceeding, whether civil, criminal, administrative, or investigative provided that he or she either is not liable pursuant to Nevada Revised Statutes 78.138 (relating to liability of directors and officers to the corporation in certain instances) or acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.

Recent Sales of Unregistered Securities

On June 1, 2012, the holder of a convertible note in the amount of $200,000 which accrued interest at 8% per annum converted the note into 1,800,000 shares of our restricted common stock at the per share price of $.12 per share. At the time of the conversion the note had principal and interest outstanding of $216,000.

On August 27, 2014, we issued 7,500,000 shares of our restricted common stock to Parcae Capital Corporation, a company controlled by Francis Magliochetti, for consulting services rendered to us. We valued these shares at $0.01 per share.

On August 27, 2014, we issued 7,500,000 shares of our restricted common stock to Clover Capital Corporation, a company controlled by Gregory McCauley, for consulting services rendered to us. We valued these shares at $0.01 per share.

On October 1, 2014, we issued 100,000 shares to Scott Maguire for services rendered as a Director

During November and December 2014, we sold 930,000 shares of common stock to ten investors in exchange for $200,000.

On December 15, 2014, we issued 100,000 common shares to David P. Jones, Ph.D. for services rendered as our director.

On December 17, 2014, we issued Robert McCoy 100,000 shares of our comment stock for services rendered as a director.

On December 17, 2014, we issued Kevin Harrington 100,000 shares of our common stock for services rendered as a director and 800,000 shares of common stock pursuant to his personal service agreement.

The above shares were issued in reliance on the exemption under Section 4(2) of the Securities Act and were issued as founders shares. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act since the issuance shares by us did not involve a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.

Item 16.

Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation.
3.2	By-Laws.
4.1	Form of Convertible Note
4.2	Form of Warrant
5.1	Consent of Jeffrey G. Klein, P.A.*
10.1	Employment Agreement with John Launie
10.2	Consulting Agreement with John Souza
10.3	Consulting Agreement with Scott Kufus
10.4	Consulting Agreement with Chris Sannella
10.5	Employment, Non-Competition and Proprietary Rights Agreement with Francis P. Maglochetti
10.6	Stock Purchase Agreement Between John Cappello, Cappello's, Inc., Parcae Capital Corporation and Gregory McCauley
10.7	Consulting Agreement Between Parcae Capital Corporation and Clover Capital Corporation
10.8	Promissory Note Between Parcae Capital Corporation and Clover Capital Corporation
10.9	Employment Agreement of John V. Cappello, D.O.
10.10	License Agreement with Cappello's, Inc.
10.11	Securities Pledge Agreement to Secure the Promissory Note
10.12	Kimberly Halvorson Promissory Note
10.13	Assignment of Securities Pledge Agreement
10.14	Extension of Promissory Note
10.15	Stock Purchase Agreement Between John Cappello, Cappello’s, Inc., Parcae Capital Corporation, Steven Hussey and Kimberly Halvorson
23.1	Consent of. Anton & Chia, LLP
23.2	Consent of Jeffrey G. Klein, P.A. (included in Exhibit 5.1) *

———————

*To be filed by amendment

Item 17.

Undertakings.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of Securities offered (if the total dollar value of Securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

(4)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the Securities: The undersigned registrant undertakes that in a primary offering of Securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the Securities to the purchaser, if the Securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such Securities to such purchaser:

i.

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its Securities provided by or on behalf of the undersigned registrant; and

iv.

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, Florida, on February 12, 2015.

Emergent Health Corp.

By:	/s/ John R. Launie
John R. Launie, Jr. President, Chief Executive Officer, Chief Financial Officer and Director

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

/s/ John R. Launie	President, Chief Executive Officer, Chief Financial Officer and Director	February 12, 2015
John R. Launie, Jr.

/s/ David P. Jones	Director	February 12, 2015
David P. Jones

/s/ Robert S. McCoy, Jr.	Director	February 12, 2015
Robert S. McCoy

/s/ Kevin Harrington	Director	February 12, 2015
Kevin Harrington

/s/ M. Scott McGuire	Director	February 12, 2015
M. Scott McGuire